FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of Notice of the 142nd Ordinary General Meeting of Shareholders

2.	Press release dated May 31, 2011 regarding schedule for transfer of Hitachi’s hard disk drive business to Western Digital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date May 31, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

(Translation)

Hitachi, Ltd.

6-6, Marunouchi 1-chome

Chiyoda-ku, Tokyo

May 25, 2011

Notice of the 142nd Ordinary General Meeting of Shareholders

Dear Shareholders:

We would like to extend our sincerest sympathy to people suffering from the damage caused by the Great East Japan Earthquake.

You are cordially invited to attend the 142nd Ordinary General Meeting of Shareholders of Hitachi, Ltd. (local code: 6501; the “Company”) to be held as follows:

In the event you are not able to attend, it is requested that you review the Reference Documentation for Ordinary General Meeting of Shareholders on pages 3 through 13 and exercise your voting rights by 5 p.m. of June 23, 2011 (Thursday), as it is possible to exercise your voting rights in writing, via the Internet or by other means.

1. Date	Friday, June 24, 2011 at 10:00 a.m.

2. Location	Tokyo Dome City Hall (East side of Tokyo Dome Hotel) 3-61, Koraku 1-chome, Bunkyo-ku, Tokyo

3. Agenda

Reporting Matter

Report on the Business Report, Financial Statements, and Consolidated Financial Statements for the 142nd Business Term (from April 1, 2010 to March 31, 2011), and the results of the audit on the Consolidated Financial Statements by the Accounting Auditors and the Audit Committee

Matters to Be Resolved

<Company Proposal>

Item No. 1	Election of 13 Directors due to expiration of the term of office of all Directors

<Shareholder Proposal>

Item No. 2	Removal of 1 Director

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4. Matters Concerning Exercise of Voting Rights

(1)	In exercising your voting rights in writing, you will be deemed to have approved the Company’s proposal and have opposed the shareholder’s proposal, should no indication is made on the voting form of whether you approve or disapprove the agenda item.

(2)	Should you exercise your voting rights via the Internet, your vote via the Internet will be deemed to be the official indication of your intent, even if you mail your voting form.

(3)	You may appoint only one proxy who exercises your voting rights on your behalf; provided, however, that such proxy must be a shareholder of the Company entitled to vote. In so doing, a document certifying the power of representation is required to be submitted to the Company.

Very truly yours,

Hiroaki Nakanishi
President and Director

When attending the Ordinary General Meeting of Shareholders, you are requested to submit the enclosed voting right card at the reception desk.

Business Report, Financial Statements, Consolidated Financial Statements and the audit report thereof are stated in “Report on the 142nd Business Term.” However, part of the aforementioned documents shall be provided to the shareholders for their review by posting on the Company’s website (http://www.hitachi.co.jp/smeet/index.html) instead, subject to the provisions of the Articles of Incorporation of the Company as well as the relevant laws and regulations.

This notice and “Report on the 142nd Business Term” are also posted on the same Company’s website.

In the event the Business Report, Financial Statements, Consolidated Financial Statements or Reference Documents for the Ordinary General Meeting of Shareholders need to be modified in the period from the dispatch of this notice to the preceding day of the Ordinary General Meeting, the Company will post such modification on its website as above.

On the day of the meeting, the Company’s officers and attendants will adopt the Cool Biz style (no tie and no jacket) in order to cooperate in conserving electricity. We appreciate your understanding, and would also appreciate it if you would cooperate with us in saving electricity by coming to the meeting wearing light clothing. Furthermore, please note that no gifts for attendants will be provided.

2

Reference Documentation

<Company Proposal>

Item No. 1	Election of 13 Directors due to expiration of the term of office of all Directors

Due to expiration at the close of this Meeting of the term of office of all the present Directors, it is proposed that 13 Directors be elected. The nominees are as follows:

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
1	Takashi Kawamura (Dec. 19, 1939)	Chairman of the Board, Hitachi, Ltd. (Nominating Committee (Chair))

4/1962      Joined Hitachi, Ltd.

6/1995      Director

6/1997      Executive Managing Director

4/1999      Executive Vice President and Representative Director

4/2003      Director (Retired in June 2007)

6/2003      Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.

6/2005      Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (Retired in June 2009)

6/2006      Chairman of the Board, Hitachi Software Engineering Co., Ltd. (Retired in June 2007)

6/2007      Chairman of the Board, Hitachi Maxell, Ltd. (Retired in June 2009)

4/2009      Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.

6/2009      Representative Executive Officer, Chairman, President and Chief Executive Officer and Director, Hitachi, Ltd.

4/2010      Representative Executive Officer, Chairman and Director, Hitachi, Ltd.

4/2011      Chairman of the Board, Hitachi, Ltd. (currently in office)

Shares 153,720

[Reason for selection as director nominee]

Mr. Kawamura has rich experience and a proven performance record, having been engaged in business management in a broad range of fields, including power systems business and software, both at the Company and at Group companies. He has been engaged in the management of the Company since April 2009 as Chairman, President and Chief Executive Officer, and as Chairman since April 2010. Mr. Kawamura was selected as a director nominee, since he can be expected to draw on his rich experience to reinforce supervisory function of the Board of Directors by supervising the execution of duties by Executive Officers and others.

3

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
2	Yoshie Ota (Sep. 1, 1942)	Director, Hitachi, Ltd. (Member of Nominating Committee and Audit Committee) Corporate Auditor, Takara Holdings Inc.

4/1966      Joined Ministry of Labour

12/1991    Vice Governor of Ishikawa Prefecture

7/1994      Director-General, Minister’s Secretariat, Ministry of Labour

6/1995      Director-General, Women’s Bureau, Ministry of Labour

7/1998      Chairman, Japan Institute of Workers’ Evolution

7/2005      Advisor, Japan Institute of Workers’ Evolution (Retired in March 2010)

                  Representative Director, Kabushiki Kaisha Kokusai Kenshu Service (Retired in October 2007)

6/2007      Director, Hitachi, Ltd. (currently in office)

Shares 22,000

[Reason for selection as outside director nominee]

Ms. Ota was selected as an outside director nominee, since she can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on her diverse experience and insight in such areas as public administration.

It has been four years since she assumed office as the Company’s outside Director.

3	Mitsuo Ohashi (Jan. 18, 1936)

Director, Hitachi, Ltd.

(Member of Nominating Committee)

Advisor, Showa Denko K.K. (“Showa Denko”)

Director, Mizuho Financial Group, Inc.

Director, Chugai Pharmaceutical Co., Ltd.

Statutory Auditor, Fukoku Mutual Life Insurance Company

3/1959      Joined the Mitsui Bank Limited

12/1961    Joined Showa Denko

3/1989      Director, Showa Denko

3/1993      Managing Director, Showa Denko

3/1995      Senior Managing Director, Showa Denko

3/1997      President (CEO) and Representative Director, Showa Denko

1/2005      Chairman of the Board of Directors and Representative Director, Showa Denko

3/2007      Chairman of the Board, Showa Denko

6/2007      Director, Hitachi, Ltd. (currently in office)

3/2010      Advisor, Showa Denko (currently in office)

Shares 29,000

[Reason for selection as outside director nominee]

Mr. Ohashi was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as the top executive of a major global company.

It has been four years since he assumed office as the Company’s outside Director.

4

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
4	Nobuo Katsumata (Dec. 5, 1942)	Chairman, Member of the Board, Marubeni Corporation Director, Sapporo Holdings Limited Director, Yokogawa Electric Corporation

4/1966      Joined Marubeni-Iida Co., LTD. (current Marubeni Corporation)

6/1996      Director, Marubeni Corporation

4/1999      Representative Director, Corporate Vice President, Director, Marubeni Corporation

4/2001       Representative Director, Senior Vice President, Director, Marubeni Corporation

4/2003       Representative Director, President and CEO, Member of the Board, Marubeni Corporation

4/2008      Chairman, Member of the Board, Marubeni Corporation (currently in office)

Shares 0

[Reason for selection as outside director nominee]

Mr. Katsumata was newly selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as the top executive of a major global company.

5	Tohru Motobayashi (Jan. 5, 1938)

Director, Hitachi, Ltd.

(Member of Nominating Committee and Compensation Committee)

Attorney at Law

Corporate Auditor, Nippon Telegraph and Telephone Corporation

Corporate Auditor, Sumitomo Life Insurance Company

4/1963      Member of the Tokyo Bar Association

7/1971      Partner, Mori Sogo Law Offices

4/2002      President of the Japan Federation of Bar Associations (Retired in March 2004)

6/2006       Director, Hitachi, Ltd. (currently in office)

4/2008       Partner, Ihara and Motobayashi (currently in office)

Shares 40,750

[Reason for selection as outside director nominee]

Mr. Motobayashi was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as a legal expert.

Although Mr. Motobayashi has not been engaged in the management of companies in the past outside of his capacities as an outside director, the Company has determined that he will be able to perform his duties as an outside director appropriately, since he is well versed in the practical applications of business law, including corporate governance and the establishment of compliance structures.

It has been five years since he assumed office as the Company’s outside Director.

5

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
6	Isao Ono (May 23, 1944)	Director, Hitachi, Ltd. Chairman of the Board, Hitachi Solutions, Ltd.

4/1968      Joined Hitachi, Ltd.

6/2002      Senior Vice President and Director

6/2003      Senior Vice President and Executive Officer

4/2004      Representative Executive Officer, Executive Vice President and Executive Officer (Retired in March 2006)

6/2006      Representative Executive Officer, President, Chief Executive Officer and Director, Hitachi Software Engineering Co., Ltd. (current Hitachi Solutions, Ltd.)

4/2010      Chairman of the Board, Hitachi Software Engineering Co., Ltd. (currently in office)

6/2010      Director, Hitachi, Ltd. (currently in office)

Shares 121,000

[Reason for selection as director nominee]

Mr. Ono has rich experience and a proven performance record in the field of information and telecommunication systems business, having been engaged in the management thereof for many years at the Company and a Group company. Mr. Ono was selected as a director nominee, since he can be expected to reinforce the decision-making and supervisory functions of the Board of Directors by participating in the determination of Group management policies and the supervision of the execution of duties by Executive Officers and others based on his experience and performance record.

7	Sir Stephen Gomersall (Jan. 17, 1948)	Chairman of the Board, Hitachi Europe Ltd.

9/1970      Joined U.K. Foreign and Commonwealth Office

4/1994      Deputy Permanent Representative to the United Nations

7/1999      British Ambassador to Japan (Retired in July 2004)

10/2004    Joined Hitachi, Ltd.

11/2005    Chairman of the Board, Hitachi Europe Ltd. (currently in office)

10/2006    Senior Vice President and Executive Officer, Hitachi, Ltd. (Retired in March 2011)

Shares 6,000

[Reason for selection as director nominee]

Sir Stephen Gomersall has rich experience and insight in the area of diplomacy, and after joining the Company, he has been engaged in the management in Europe, an important region for the Group’s business strategies. Mr. Gomershall was selected as a director nominee, since he can be expected to reinforce the decision-making and supervisory functions of the Company’s Board of Directors by reflecting his global viewpoint to the Board of Directors, through his continuous presence in Europe.

6

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
8	Tadamichi Sakiyama (Jun. 13, 1941)	Director, Hitachi, Ltd. (Standing Member (Chair) of Audit Committee)

4/1964      Joined Hitachi, Ltd.

6/1994      General Manager of Accounting Department

4/1999      General Manager of Internal Auditing Office

6/2001      Board Director, Senior Vice President, Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction Machinery”)

4/2003      Executive Vice President and Representative Director, Hitachi Construction Machinery

6/2003      Representative Executive Officer, Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery

4/2006      Director, Hitachi Construction Machinery

6/2006      Director, Hitachi, Ltd.

6/2009      Board Director (Chair), Hitachi, Ltd.

4/2011      Director, Hitachi, Ltd. (currently in office)

Shares 47,000

[Reason for selection as director nominee]

Mr. Sakiyama has rich experience and a proven performance record, having been engaged in accounting, financial affairs, management auditing and other fields at the Company and a Group Company. Mr. Sakiyama was selected as a director nominee, since he can be expected to reinforce the supervisory function of the Board of Directors by supervising the execution of duties by Executive Officers and others based on his rich experience and performance record.

7

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
9	Masaharu Sumikawa (Jul. 2, 1943)	Director, Hitachi, Ltd. Chairman of the Board, Hitachi Plant Technologies, Ltd. (“Hitachi Plant Technologies”)

4/1972      Joined Hitachi, Ltd.

6/2002      Senior Vice President and Director

6/2003      Senior Vice President and Executive Officer

2/2004      Executive Officer

10/2004    Representative Executive Officer, Executive Vice President and Executive Officer (Retired in March 2006)

4/2006      Representative Executive Officer, President and Chief Executive Officer and Director, Hitachi Plant Technologies

4/2010      Chairman of the Board and Representative Executive Officer, Hitachi Plant Technologies

6/2010      Chairman of the Board, Hitachi Plant Technologies (currently in office)

                 Director, Hitachi, Ltd. (currently in office)

Shares 47,000

[Reason for selection as director nominee]

Mr. Sumikawa has rich experience and a proven performance record in the fields of power systems business and social infrastructure & industrial systems business, having been engaged in the management thereof for many years at the Company and a Group company. Mr. Sumikawa was selected as a director nominee, since he can be expected to reinforce the decision-making and supervisory functions of the Board of Directors by participating in the determination of Group management policies and the supervision of the execution of duties by Executive Officers and others based on his experience and performance record.

8

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
10	Hiroaki Nakanishi (Mar. 14, 1946)	Representative Executive Officer, President and Director, Hitachi, Ltd. (Compensation Committee (Chair))

4/1970       Joined Hitachi, Ltd.

6/2003       Vice President and Executive Officer

4/2004       Senior Vice President and Executive Officer

6/2005       Chairman and Chief Executive Officer, Hitachi Global Storage Technologies, Inc. (Retired as CEO in March 2009)

4/2006       Executive Vice President and Executive Officer, Hitachi, Ltd. (Retired in December 2006)

4/2009       Representative Executive Officer,  Executive Vice President and  Executive Officer, Hitachi, Ltd.

                   Chairman of the Board, Hitachi Global Storage Technologies, Inc. (Retired in March 2010)

4/2010      Representative Executive Officer and President, Hitachi, Ltd.

6/2010      Representative Executive Officer, President and Director, Hitachi, Ltd. (currently in office)

Shares 72,000

[Reason for selection as director nominee]

Mr. Nakanishi has rich experience and a proven performance record, having been engaged in business management in the fields of information & telecommunication systems business, social infrastructure business and hard disk drives business, both at the Company and at overseas subsidiaries, as well as in the promotion of the Group’s global business development. He has been engaged in the management of the Company since April 2010 as President, concurrently serving as Director since June 2010. Mr. Nakanishi was selected as a director nominee, since he can be expected to continue to promote information sharing and draw on his rich experience and performance record to reinforce the decision-making function of the Board of Directors as a member of the Board.

11	Michiharu Nakamura (Sep. 9, 1942)	Director, Hitachi, Ltd. (Standing Member of Audit Committee)

4/1967      Joined Hitachi, Ltd.

8/1992      General Manager of Central Research Laboratory

4/2001      General Manager of Research and Development Group

6/2003      Senior Vice President and Executive Officer

4/2004      Representative Executive Officer, Executive Vice President and Executive Officer

4/2007      Fellow

6/2008      Director (currently in office)

Shares 107,000

[Reason for selection as director nominee]

Mr. Nakamura has rich experience and a proven performance record in the areas of new business development and research & development, having led and supervised the research & development department of the Company for many years. Mr. Nakamura was selected as a director nominee, since he can be expected to draw on his rich experience and performance record to reinforce supervisory function of the Board of Directors by supervising the execution of duties by Executive Officers and others.

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No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
12	Takashi Hatchoji (Jan. 27, 1947)	Chairman of the Board, Hitachi America, Ltd.

4/1970      Joined Hitachi, Ltd.

6/2003      Vice President and Executive Officer

4/2004      Senior Vice President and Executive Officer

4/2006      Representative Executive Officer, Executive Vice President and Executive Officer (Retired in March 2007)

6/2007      President and Representative Director, Hitachi Research Institute, Ltd.

4/2009      Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd.

4/2011      Chairman of the Board, Hitachi America, Ltd. (currently in office)

Shares 67,000

[Reason for selection as director nominee]

Mr. Hatchoji has rich experience and a proven performance record, having been engaged in corporate planning and environmental strategies at the Company for many years. Mr. Hatchoji was selected as a director nominee, since he can be expected to reinforce the decision-making and supervisory functions of the Company’s Board of Directors by reflecting his global viewpoint to the Board of Directors, through his presence in Americas, an important region for the Group’s business strategies.

10

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
13	Takashi Miyoshi (Sep. 25, 1947)	Representative Executive Officer, Executive Vice President and Executive Officer and Director, Hitachi, Ltd. Chairman of the Board, Hitachi Construction Machinery

4/1970      Joined Hitachi, Ltd.

4/2003      General Manager, Finance

6/2003      Executive Officer

4/2004      Senior Vice President and Executive Officer

6/2004      Senior Vice President and Executive Officer and Director

4/2006      Representative Executive Officer, Executive Vice President and Executive Officer and Director

4/2007      Director (Retired in June 2007)

6/2007      Chairman of the Board, Hitachi Global Storage Technologies, Inc.

4/2008      Executive Vice President and Executive Officer, Hitachi Systems & Services, Ltd.

6/2008      Representative Executive Officer, President, Chief Executive Officer and Director, Hitachi Systems & Services, Ltd.

4/2009      Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd.

6/2009      Representative Executive Officer, Executive Vice President and Executive Officer and Director, Hitachi, Ltd. (currently in office)

Shares 61,000

[Reason for selection as director nominee]

Mr. Miyoshi has rich experience and a proven performance record, having been engaged in operations in such areas as accounting and financial affairs and management at the Company and Group companies. He has been executing duties as Executive Vice President of the Company since April 2009. Mr. Miyoshi was selected as a director nominee, since he can be expected to draw on his rich experience and performance record to continue to perform duties from a wide perspective, ranging from supervision to execution of duties, as a member of the Board.

Notes:	1.	Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Nobuo Katsumata and Tohru Motobayashi are nominees who fulfill the qualification requirements to be outside director nominees as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

	2.	The Company maintains a limited liability agreement (hereinafter referred to as “Agreement”) stipulated in Article 427, Paragraph 1 of the Companies Act with Ms. Yoshie Ota and Messrs. Mitsuo Ohashi and Tohru Motobayashi. The general intent of the Agreement is to limit the liability of outside Directors to the aggregate amount of the sums stipulated in each item under Article 425, Paragraph 1 of the Companies Act, and the Agreement will be extended should the aforementioned individuals be reappointed at this Meeting. Should Mr. Nobuo Katsumata be appointed, the Company will enter into the same agreement with him.

	3.	In the event this agenda is approved, the members and the chair of the committees are expected to be as follows:

Nominating Committee	Takashi Kawamura (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi

Audit Committee	Tadamichi Sakiyama (Chair), Yoshie Ota, Tohru Motobayashi

Compensation Committee	Hiroaki Nakanishi (Chair), Mitsuo Ohashi, Nobuo Katsumata, Tohru Motobayashi

4.	The Company has reported Ms. Yoshie Ota and Messrs. Mitsuo Ohashi and Tohru Motobayashi as independent directors to each Japanese stock exchange where the Company is listed. Additionally, the Company also plans to report Mr. Nobuo Katsumata as an independent director.

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<Shareholder Proposal>

Item No. 2    Removal of 1 Director

Item No. 2 is proposed by a shareholder.

[Proposed Resolution]

Removal of Director Takashi Miyoshi

[Reasons for the Proposal]

1. I refer to my question at the 141st Ordinary General Meeting of Shareholders, “Regarding the Group Management.” My question was as follows;

“I would like to ask Mr. Miyoshi about Hitachi Building Systems Co., Ltd. My five-story building has an elevator for six passengers. As it has rarely been used, I requested a reduction of the maintenance fee.

More than six months after the request, we had a meeting to discuss the matter. At the meeting, no explanation regarding details of the fee was made, and a fee that was not much different from the existing fee was proposed. I was also told that, as an alternative, a fee could be reduced if I gave up the full-maintenance support that cost me approximately 6 million yen out of 19 million yen that had ever been paid. I was explained that this 6 million yen was a provision for cost of parts which may or may not become necessary someday.

There is no indication that the money has actually been provisioned as explained, and therefore it is gouging.

On the other hand, the maintenance fee has been withdrawn from the bank account every month as before.

An elevator requires maintenance. Therefore, once installed, Hitachi Building Systems will capture high ground. Such high ground has been abused.

Also, when I requested an estimate of renovation work on the rooms for rent, I was offered a price which was 50% higher than the ones offered to the tenants, even though the required work was exactly the same.

With all these things considered, I believe Hitachi Building Systems has been doing what is against the Company’s policy, such as betrayal of trust and gouging.

In relation to this, in November last year, I left you a message saying “We don’t have to waste precious time of the shareholder meeting if you provide a convincing explanation.”

Although I have been approaching you with courtesy, you have done nothing for some reason, probably because of your arrogance or impudence.

Haven’t you been instructing and supervising employees to earn money by fair means or foul without regard to appearances, because it is what you really want to do?”

2. About a month after I asked the question regarding the Group management above, there was an answer saying “the Company is also trying to run a business, and therefore we won’t change (our management policy).”

3. This is against the Company’s management policy, “Hitachi will affirm the importance of living up to the trust placed in it by society and emphasize the importance of sticking to the straight and narrow, so as to enhance the value of Hitachi brand.”

4. Therefore, the Group management by Mr. Takashi Miyoshi, who is a Director in charge of the Group management, is breaching of the fiduciary duty of a Director.

5. Based on the above, I hereby propose removal of Mr. Takashi Miyoshi as a Director of the Company.

(Note) The above is the exact reprint of the proposal and reasons for the proposal submitted by the proposing shareholder.

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[Opinion of the Board of Directors]

The Board of Directors opposes this proposal.

Since his election as Director of the Company, Mr. Takashi Miyoshi has been performing his duty faithfully as a member of the Board of Directors utilizing his rich experience and a proven performance record, having been engaged in operations and management in such areas as accounting and financial affairs at the Company and Group companies.

Therefore, the Board of Directors judges that there is no problem regarding his eligibility to be a Director of the Company and we oppose the removal of Mr. Takashi Miyoshi. We propose his reelection at this General Meeting of Shareholders.

13

(Translation)

Report on the 142nd Business Term

(For the period from April 1, 2010 to March 31, 2011)

Hitachi, Ltd.

Note: This English translation incorporates, from page 31 to page 44, the materials that are provided to the shareholders for their review by posting on the Company’s website pursuant to the provisions of the Articles of Incorporation of the Company and the relevant laws and regulations.

1. Business Report (from April 1, 2010 to March 31, 2011)

(1) Business Overview and Results of Hitachi Group

Business Results

The Japanese economy during the period under review was supported by the bullish economies in Asia, and corporate earnings have started a gradual overall recovery. However, the Great East Japan Earthquake that occurred in March of this year has had a wide-ranging effect on economic activities.

Although a part of the buildings and the production facilities of the Hitachi Group centering on the production base in Ibaraki Prefecture suffered damage from the earthquake, operations have been sequentially restarted by working together towards recovery.

To report on the consolidated business results of the Hitachi Group for the year ended March 31, 2011, after recording deficit for the last four consecutive years, we have achieved the highest profit in our history notwithstanding the effects of damages from the earthquake. In addition to an increase in the revenues centering on a recovery in the construction machinery business for the emerging countries, the revenues in segments including High Functional Materials & Components, Automotive Systems and Electronic Systems & Equipment surpassed the preceding fiscal year. As a result, the revenues increased by 4% from the preceding fiscal year to JPY9,315.8 billion. With respect to profit and loss, in addition to the increase in the revenues, the benefit of activities to streamline our fixed and material costs as well as promote business structure reforms has resulted in posting operating income in all segments including Information & Telecommunication Systems, High Functional Materials & Components, Construction Machinery and Components & Devices. As a result, operating income increased by 120% from the preceding fiscal year to JPY444.5 billion, and net income attributable to Hitachi, Ltd. amounted to JPY238.8 billion.

Annual dividends to our shareholders are 8 yen per share, consisting of the interim dividends in the amount of 5 yen (including dividends in the amount of 2 yen for celebrating the 100th anniversary of the founding of the Company) and year-end dividends in the amount of 3 yen.

Measures Taken

In order to achieve new growth and ensure a stable management base through the Social Innovation Business that provides highly sophisticated social infrastructure utilizing information and telecommunication systems technology, in May of last year, we formulated the medium-term business plan. In conjunction with realizing the goals in the plan, we are implementing a review of our overall business structure in addition to strengthening each business unit.

During the period under review, we promoted strengthening of the information & telecommunication systems business which is one of our core businesses. We aimed to strengthen the business structure in this business area by concentrating business resources. Specifically, in October of last year, Hitachi Software Engineering Co., Ltd. and Hitachi Systems & Services, Ltd. merged to be Hitachi Solutions, Ltd. started business activities afresh. In addition, in March of this year, we determined to merge Hitachi Electronics Services Co., Ltd. and Hitachi Information Systems, Ltd.

With regard to our hydroelectric power generation systems business that are expected to undergo increased demand going forward as part of clean renewable energy, we entered into a basic agreement with Mitsubishi Electric Corporation and Mitsubishi Heavy Industries, Ltd. in relation to integration of sales, service and engineering operations.

We also entered into an alliance with Mitsubishi Heavy Industries, Ltd. in relation to urban railway systems business for overseas markets including cooperation from marketing to construction activities, and maintenance in order to improve our competitiveness and expand our business.

In addition, in March of this year, we determined to transfer our hard disk drive business to Western Digital Corporation. As such, we are further focusing on the Social Innovation Business.

Results by Segment

[Information & Telecommunication Systems]

Although revenues decreased by 3% from the preceding fiscal year, the effect of the cost reduction initiative resulted in an increase in operating income of 4% from the preceding fiscal year.

[Power Systems]

Although revenues decreased by 8% from the preceding fiscal year, due to the effect of strengthening the project management and promoting cost reductions, operating income was almost the same as the preceding fiscal year.

[Social Infrastructure & Industrial Systems]

Revenues decreased by 7% from the preceding fiscal year due to the decrease in railway systems for overseas. Operating income decreased by 5% from the preceding fiscal year.

[Electronic Systems & Equipment]

Revenues increased by 8% and operating income significantly improved from the preceding fiscal year due to the strong performance of semiconductor related manufacturing equipment, etc.

[Construction Machinery]

Revenues and operating income increased by 29% and 179%, respectively, from the preceding fiscal year as a result of a bullish performance centering on the emerging countries.

[High Functional Materials & Components]

Revenues increased by 13% and operating income increased by 90% from the preceding fiscal year due to an improving performance by Hitachi Metals, Ltd. and Hitachi Chemical Co., Ltd.

[Automotive Systems]

Revenues increased by 16% from the preceding fiscal year, and the effect of reforming the business structures resulted in a considerable improvement to operating income over the preceding fiscal year.

[Components & Devices]

Revenues increased by 7% from the preceding fiscal year, and operating income significantly improved from the preceding fiscal year.

[Digital Media & Consumer Products]

Revenues increased by 2% from the preceding fiscal year, and operating income significantly improved from the preceding fiscal year.

[Financial Services]

Revenues decreased by 11% from the preceding fiscal year, while operating income recorded a 67% increase from the preceding fiscal year.

[Others]

Revenues resulted equaling and operating income increased by 49% from the preceding fiscal year.

[Revenues and Operating Income by Segment]

	(Billions of yen)
Segment	Revenues			Operating Income (Loss)
	Fiscal 2009(A)	Fiscal 2010(B)	(B)/(A)	Fiscal 2009(A)	Fiscal 2010(B)	(B)/(A)
Information & Telecommunication Systems	1,705.5	1,652.0	97%	94.5	98.6	104%
Power Systems	882.1	813.2	92%	22.0	22.0	100%
Social Infrastructure & Industrial Systems	1,250.2	1,156.9	93%	42.0	39.9	95%
Electronic Systems & Equipment	998.6	1,079.3	108%	(5.2)	37.2	—
Construction Machinery	583.6	751.3	129%	17.6	49.1	279%
High Functional Materials & Components	1,249.3	1,408.1	113%	44.4	84.5	190%
Automotive Systems	638.8	737.9	116%	(5.4)	23.7	—
Components & Devices	754.8	809.8	107%	1.1	43.6	—
Digital Media & Consumer Products	929.2	951.5	102%	(7.2)	14.9	—
Financial Services	419.6	372.9	89%	8.5	14.2	167%
Others	763.6	767.4	100%	19.4	28.9	149%
Subtotal	10,175.8	10,500.8	103%	231.9	457.1	197%
Eliminations & Corporate Items	(1,207.2)	(1,185.0)	—	(29.8)	(12.6)	—

Total	8,968.5	9,315.8	104%	202.1	444.5	220%

Notes:	1.	The consolidated figures of the Company have been prepared in conformity with accounting principles generally accepted in the United States, while operating income (loss) has been prepared in conformity with accounting principles generally accepted in Japan.

	2.	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.

	3.	Revenues by segment include intersegment transactions.

	4.	The businesses of each segment are set out in “(2) Main Products and Services of Hitachi Group.”

(2) Main Products and Services of Hitachi Group (As of March 31, 2011)

Segment	Main Products and Services	Percentage to Total Revenues
Information & Telecommunication Systems	Systems Integration, Outsourcing Services, Software, Disk Array Subsystems, Servers, Mainframes, Telecommunications Equipment, ATMs	16%

Power Systems	Thermal, Nuclear, Hydroelectric and Wind Power Generation Systems	8

Social Infrastructure & Industrial Systems	Industrial Machinery and Plants, Elevators, Escalators, Railway Vehicles and Systems	11

Electronic Systems & Equipment	Semiconductor and LCDs Manufacturing Equipment, Test and Measurement Equipment, Medical Electronics Equipment, Power Tools, Electronic Part Processing Equipment	10

Construction Machinery	Hydraulic Excavators, Wheel Loaders, Mining Dump Trucks	7

High Functional Materials & Components	Wires and Cables, Copper Products, Semiconductor and Display Related Materials, Circuit Boards and Materials, Specialty Steels, Magnetic Materials and Components, High Grade Casting Components and Materials	13

Automotive Systems	Engine Management Systems, Electric Powertrain Systems, Drive Control Systems, Car Information Systems	7

Components & Devices	Hard Disk Drives, LCDs, Information Storage Media, Batteries	8

Digital Media & Consumer Products	Optical Disk Drives, Flat-Panel TVs, LCD Projectors, Room Air Conditioners, Refrigerators, Washing Machines, Air-Conditioning Equipment	9

Financial Services	Leasing, Loan Guarantees	4

Others	Logistics, Property Management	7

(3) Major Facilities of Hitachi Group (As of March 31, 2011)

Major Facilities of the Company

Location
Head Office	Tokyo (Chiyoda-ku)

R&D	Tokyo (Chiyoda-ku, Kokubunji), Ibaraki (Hitachi, Hitachinaka), Saitama (Hatoyama), Kanagawa (Yokohama, Kawasaki)

Manufacturing, Design and Engineering	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Ome), Ibaraki (Hitachi, Hitachinaka), Kanagawa (Yokohama, Odawara, Kawasaki, Hadano), Yamaguchi (Kudamatsu)

Sales and Area Operations

Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku), Hokkaido Area Operation (Chuo-ku, Sapporo), Tohoku Area Operation (Aoba-ku, Sendai), Kanto Area Operation (Chiyoda-ku, Tokyo), Yokohama Area Operation (Nishi-ku, Yokohama), Hokuriku Area Operation (Toyama), Chubu Area Operation (Naka-ku, Nagoya), Kansai Area Operation (Kita-ku, Osaka), Chugoku Area Operation (Naka-ku, Hiroshima), Shikoku Area Operation (Takamatsu), Kyushu Area Operation (Sawara-ku, Fukuoka)

Major Facilities of Consolidated Subsidiaries of the Company

Major consolidated subsidiaries of the Company and their locations are as stated in “(5) Major Hitachi Group Companies.”

(4) Employees of Hitachi Group (As of March 31, 2011)

Segment	Number of Employees	Change from the End of the Preceding Year
Information & Telecommunication Systems	70,853	+2,444
Power Systems	16,852	+875
Social Infrastructure & Industrial Systems	39,240	-3,740
Electronic Systems & Equipment	25,597	+1,021
Construction Machinery	19,218	+155
High Functional Materials & Components	48,745	+1,403
Automotive Systems	25,599	+997
Components & Devices	55,474	+4,170
Digital Media & Consumer Products	26,253	-238
Financial Services	3,220	-209
Others	27,448	-5,090
Corporate (Head Office and others)	3,246	+211

Total (the Company)	361,745	+1,999
	(32,926)	(+1,861)

Note:	The total number of employees of the Hitachi Group and the Company including part-time employees was 404,614 and 34,534, respectively.

(5) Major Hitachi Group Companies (As of March 31, 2011)

Segment	Name of Company	Location
Information &	Hitachi Electronics Services Co., Ltd.	Yokohama, Kanagawa
Telecommunication Systems	Hitachi Information & Control Solutions, Ltd.	Hitachi, Ibaraki
	Hitachi Information Systems, Ltd.	Shinagawa-ku, Tokyo
	Hitachi-Omron Terminal Solutions, Corp.	Shinagawa-ku, Tokyo
	Hitachi Solutions, Ltd.	Shinagawa-ku, Tokyo
	Hitachi Computer Products (America), Inc.	U.S.A.
	Hitachi Computer Products (Europe) S.A.S.	France
	Hitachi Consulting Corporation	U.S.A.
	Hitachi Data Systems Corporation	U.S.A.
	*Hitachi Information & Telecommunication Systems Global Holding Corporation	U.S.A.

Power Systems	Babcock-Hitachi Kabushiki Kaisha	Chiyoda-ku, Tokyo
	Hitachi Engineering & Services Co., Ltd.	Hitachi, Ibaraki
	Hitachi-GE Nuclear Energy, Ltd.	Hitachi, Ibaraki
	Hitachi Power Europe GmbH	Germany
	Hitachi Power Systems America, Ltd.	U.S.A.

Social Infrastructure &	Hitachi Building Systems Co., Ltd.	Chiyoda-ku, Tokyo
Industrial Systems	Hitachi Industrial Equipment Systems Co., Ltd.	Chiyoda-ku, Tokyo
	Hitachi Plant Technologies, Ltd.	Toshima-ku, Tokyo
	Hitachi Elevator (China) Co., Ltd.	China

Electronic Systems &	Hitachi High-Technologies Corporation	Minato-ku, Tokyo
Equipment	Hitachi Koki Co., Ltd.	Minato-ku, Tokyo
	Hitachi Kokusai Electric Inc.	Chiyoda-ku, Tokyo
	Hitachi Medical Corporation	Chiyoda-ku, Tokyo
	Hitachi Via Mechanics, Ltd.	Ebina, Kanagawa

Construction Machinery	Hitachi Construction Machinery Co., Ltd.	Bunkyo-ku, Tokyo

High Functional Materials &	Hitachi Cable, Ltd.	Chiyoda-ku, Tokyo
Components	Hitachi Chemical Co., Ltd.	Shinjuku-ku, Tokyo
	Hitachi Metals, Ltd.	Minato-ku, Tokyo

Automotive Systems	Clarion Co., Ltd.	Saitama, Saitama
	Hitachi Automotive Systems, Ltd.	Hitachinaka, Ibaraki
	Hitachi Automotive Systems Americas, Inc.	U.S.A.

Components & Devices	Hitachi Displays, Ltd.	Mobara, Chiba
	Hitachi Maxell, Ltd.	Ibaraki, Osaka
	Hitachi Display Device (Suzhou) Co., Ltd.	China
	*Viviti Technologies Ltd.	Singapore

Digital Media &	Hitachi Appliances, Inc.	Minato-ku, Tokyo
Consumer Products	Hitachi Consumer Electronics Co., Ltd.	Chiyoda-ku, Tokyo
	Hitachi-LG Data Storage, Inc.	Minato-ku, Tokyo
	Hitachi Media Electronics Co., Ltd.	Oshu, Iwate
	Hitachi Consumer Products (Thailand), Ltd.	Thailand

Financial Services	Hitachi Capital Corporation	Minato-ku, Tokyo

Others	Chuo Shoji, Ltd.	Chiyoda-ku, Tokyo
	Hitachi Life, Ltd.	Hitachi, Ibaraki
	Hitachi Transport System, Ltd.	Koto-ku, Tokyo
	Hitachi America, Ltd.	U.S.A.
	Hitachi Asia Ltd.	Singapore
	Hitachi (China), Ltd.	China
	Hitachi Europe Ltd.	U.K.

Notes:	1.	The total number of consolidated subsidiaries (including variable interest entities) is 913.

	2.	The number of equity-method affiliates is 164. The major equity-method affiliates are Japan AE Power Systems Corporation and Renesas Electronics Corporation.

	3.	The companies marked with * are holding companies; their major operating companies are located in the United States.

	4.	Hitachi Solutions, Ltd. was formed through a merger between Hitachi Software Engineering Co., Ltd. and Hitachi Systems & Services, Ltd. as of October 1, 2010.

	5.	Hitachi Automotive Products (USA), Inc. changed its name to Hitachi Automotive Systems Americas, Inc. as of January 1, 2011.

	6.	Viviti Technologies Ltd. is a holding company whose operating companies include Hitachi Global Storage Technologies, Inc., a company engaged in manufacture and sale of hard disk drives, and was established on October 5, 2010.

(6) Capital Investment of Hitachi Group

Capital investment increased by JPY10.5 billion from the preceding fiscal year to JPY556.8 billion due to the investment for the production increase to cope with the recovery of demand while we maintained our principle to be selective in investment decisions. Main investment includes the enhancement of the production facilities for the hard disk drive business. A breakdown of capital investment by segment is shown below.

(Billions of yen)
Segment	Amount
Information & Telecommunication Systems	29.6
Power Systems	10.5
Social Infrastructure & Industrial Systems	17.9
Electronic Systems & Equipment	13.3
Construction Machinery	36.5
High Functional Materials & Components	60.7
Automotive Systems	17.3
Components & Devices	56.6
Digital Media & Consumer Products	14.7
Financial Services	282.5
Others	33.9

Subtotal	573.9

Eliminations & Corporate Items	(17.0)

Total	556.8

Note:	The figures above include JPY283.7 billion of investment in assets to be leased. This mainly includes the investment relating to leasing business in the Financial Services segment.

(7) Research and Development of Hitachi Group

Expenditures on research and development during the year amounted to JPY395.1 billion. We implemented R&D activities focusing on the development of technologies to provide highly sophisticated social infrastructure utilizing the information and telecommunication systems technology. Notable achievements included the development of control technology that drastically reduces the power consumption of data centers by optimizing their air conditioning efficiency.

Moreover, as of April 1, 2011, for the enhancement of interface between our fundamental research and businesses, we reorganized our research laboratories consolidating into the following three; Central Research Laboratory, Hitachi Research Laboratory and Yokohama Research Laboratory. A breakdown of R&D expenses by segment is shown below.

(Billions of yen)
Segment	Amount
Information & Telecommunication Systems	79.5
Power Systems	16.4
Social Infrastructure & Industrial Systems	21.5
Electronic Systems & Equipment	45.1
Construction Machinery	15.8
High Functional Materials & Components	46.7
Automotive Systems	45.3
Components & Devices	74.0
Digital Media & Consumer Products	23.8
Financial Services	0.2
Others	4.9
Corporate Items	21.6

Total	395.1

(8) Borrowings and Financing Activity of Hitachi Group

Major Financing Activities

Hitachi Capital Corporation issued unsecured straight debentures in April 2010, procuring a total of JPY30.0 billion mainly to fund the redemption of short-term debentures.

Major Borrowings (As of March 31, 2011)

Name of Company	Creditor	Balance of Borrowings
The Company	Development Bank of Japan Inc.	40.0 billion yen
	Nippon Life Insurance Company	35.0 billion yen
	Mizuho Corporate Bank, Ltd.	24.0 billion yen
	Meiji Yasuda Life Insurance Company	23.0 billion yen
Hitachi Capital Corporation	Mizuho Corporate Bank, Ltd.	41.2 billion yen
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	28.0 billion yen
	Nippon Life Insurance Company	20.9 billion yen

Note:	In addition to the figures shown above, the Company owes JPY150.0 billion of long-term borrowings by means of syndicated loan agreements.

(9) Challenges Facing Hitachi Group

The Great East Japan Earthquake that occurred on March 11 of this year has seriously affected the Japanese economy and society. We have been making a unified effort to implement the following measures as a corporate group active in social infrastructure.

•	The greatest emphasis has been placed on promoting the restoration of the affected areas by, for example, supporting the disaster affected areas or cooperating in eliminating power shortages.

•

The situation in relation to the nuclear power plants in Fukushima must be stabilized not only in the short term but also over the medium and long term, and to that end, we will comprehensively cooperate with the government and The Tokyo Electric Power Company, Incorporated.

While the forecast of global economy remains uncertain, we will continue to strive to become a true top global company and will keep growing. Specifically, we will continue to be engaged in the efforts to achieve our “Medium-Term Business Plan 2012” and will promote the measures below toward the “revival of strong Hitachi.”

•

We will strengthen our local sales systems to enable an optimal response to local needs and overseas R&D and manufacturing systems by precisely grasping new business opportunities from the global viewpoint. Further, we will be actively engaged in fostering and utilizing the human capital that is required for the process.

•

We will realize high returns and a stable growth by focusing on the “Social Innovation Business” that provides the highly sophisticated social infrastructure by utilizing the information and telecommunication systems technology.

•

In order to create a transition to a cost-effective structure that will be advantageous in global markets, we will pursue cost structure reforms across the Group including global procurement and expansion of concentration and intensive purchasing.

•	We will continue to strengthen the financial position by striving to improve our cash flow through reducing our level of inventory assets, and the like.

•	By continuing to provide customers with products and services of the highest quality, we will further gain the trust of society in the Hitachi Group.

•

Although we had implemented initiatives to eliminate wrongful conducts, we regretfully note that some misconducts are still identified. We will re-intensify our focus on “Basics and Ethics” in order to completely eliminate misconducts.

(10) Five-year Summary of Assets and Results of Operation of Hitachi Group

Consolidated Basis

	(Billions of yen)
Fiscal Year	2006	2007	2008	2009	2010
Revenues	10,247.9	11,226.7	10,000.3	8,968.5	9,315.8
Operating Income	182.5	345.5	127.1	202.1	444.5
Income (Loss) Before Income Taxes	202.3	324.7	(289.8)	63.5	432.2
Net Income (Loss) Attributable to Hitachi, Ltd.	(32.7)	(58.1)	(787.3)	(106.9)	238.8

Total Assets	10,644.2	10,530.8	9,403.7	8,964.4	9,185.6

Notes:	1.	The consolidated figures shown above have been prepared in conformity with accounting principles generally accepted in the United States, while operating income has been prepared in conformity with accounting principles generally accepted in Japan.

	2.	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.

	3.	In fiscal 2007, the Company was forced to post a net loss attributable to Hitachi, Ltd., following the preceding fiscal year, due mainly to the posting of expenses related to the structural reform of the flat-panel TV business and an impairment loss primarily on the manufacturing equipment for plasma display panels.

	4.	In fiscal 2008, the Company was forced to post a large amount of net loss attributable to Hitachi, Ltd., due mainly to the posting of expenses related to the structural reform of the flat-panel TV business and an equity in loss of affiliates relating to an affiliate engaged in the semiconductor business, in addition to valuation allowance for deferred tax assets.

	5.	In fiscal 2009, the Company saw a considerable improvement in profit/losses as a result of the decrease in expenses related to the structural reforms and the decrease in write downs for deferred tax assets in comparison to the preceding fiscal year. However, the Company was forced to post a net loss attributable to Hitachi, Ltd. following the preceding fiscal year. Moreover, the amount of “Total assets” of fiscal 2009 was revised to adjust the provisional amounts in accordance with accounting principles generally accepted in the United States since the evaluation of the fair values of the assets and liabilities related to the business combination achieved in March 2010 was completed in fiscal 2010.

Unconsolidated Basis

	(Billions of yen)
Fiscal Year	2006	2007	2008	2009	2010
Revenues	2,785.1	2,807.2	2,610.0	1,938.8	1,795.3
Operating Income (Loss)	(66.2)	(74.1)	(32.2)	3.5	33.1
Ordinary Income (Loss)	(37.2)	(45.9)	204.7	59.2	127.5
Net Income (Loss)	(178.0)	(127.8)	(294.5)	(35.1)	64.2

Total Assets	3,873.9	3,659.9	3,673.7	3,327.6	3,146.3

Notes:	1.	In fiscal 2007, operating loss increased due to the deterioration of performance in the flat-panel TV business. The Company posted a loss, following the preceding fiscal year, due primarily to posting an impairment loss on shares of, and an allowance for doubtful receivables for an affiliated company engaging in the plasma display panel operations.

	2.	In fiscal 2008, the Company was forced to post a loss following the preceding fiscal year, due primarily to the posting of an impairment loss on shares of an affiliated company engaging in the semiconductor business, and such extraordinary losses as structural reform expenses for the consumer business and the automotive systems business.

	3.	In fiscal 2009, the Company was forced to post a loss following the preceding fiscal year, due primarily to the posting of an impairment loss on shares of an affiliated company engaging in the semiconductor business, and such extraordinary losses as structural reform expenses for the automotive systems business and the consumer business.

	4.	In fiscal 2010, although revenues decreased from the preceding fiscal year, there was an improvement in income compared with the preceding fiscal year as a result of progress in the structural reforms.

(11) Directors and Executive Officers

1) Directors

Name, Position and Responsibilities, etc. (As of March 31, 2011)

Name	Position	Committee Membership	Other Principal Positions Held
Tadamichi Sakiyama	Board Director (Chair)	Audit Committee (Chair)	Chairman of the Board, Hitachi High-Technologies Corporation
Yoshie Ota	Director	Nominating Committee Audit Committee	Corporate Auditor, Takara Holdings Inc.**
Mitsuo Ohashi	Director	Nominating Committee	Advisor, Showa Denko K.K. Director, Mizuho Financial Group, Inc.** Director, Chugai Pharmaceutical Co., Ltd.** Statutory Auditor, Fukoku Mutual Life Insurance Company**
Akihiko Nomiyama	Director	Audit Committee Compensation Committee	Honorary Executive Consultant, JX Holdings, Inc. Director, Mizuho Financial Group, Inc.**
Kenji Miyahara	Director	Audit Committee Compensation Committee	Honorary Adviser, Sumitomo Corporation Director, NEC Corporation** Statutory Auditor, Seiko Epson Corporation**
Tohru Motobayashi	Director	Nominating Committee Compensation Committee	Attorney at Law Corporate Auditor, Nippon Telegraph and Telephone Corporation** Corporate Auditor, Sumitomo Life Insurance Company**
*Isao Ono	Director	—	Chairman of the Board, Hitachi Solutions, Ltd.
Takashi Kawamura	Director	Nominating Committee (Chair)	—
*Masaharu Sumikawa	Director	—	Chairman of the Board, Hitachi Plant Technologies, Ltd.
*Hiroaki Nakanishi	Director	Compensation Committee (Chair)	—
Michiharu Nakamura	Director	Audit Committee	Director, Hitachi Medical Corporation Corporate Auditor, Renesas Electronics Corporation
Takashi Miyoshi	Director	—	Chairman of the Board, Hitachi Construction Machinery Co., Ltd.

Notes:	1.	The Directors marked with * were newly elected and assumed their positions at the 141st Ordinary General Meeting of Shareholders on June 29, 2010.

	2.	Mr. Tadamichi Sakiyama, Board Director (Chair) (Audit Committee (Chair)), has considerable knowledge of finance and accounting due to his long experience as General Manager of Accounting Department and General Manager of Internal Auditing Office of the Company, and as Director and Executive Officer responsible for accounting, finance and audit of Hitachi Construction Machinery Co., Ltd.

	3.	Directors, Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara, and Tohru Motobayashi are outside directors who fulfill the qualification requirements as provided for in Article 2, Item 15 of the Companies Act of Japan and have been reported as independent directors to each Japanese stock exchange where the Company is listed. Of the five individuals, those with ** in the “Other Principal Positions Held” column serve as an outside Director or an outside Auditor of the company listed in said column.

	4.	The Company has continuous transactions, including the sales of products and purchase of products and/or services with Showa Denko K.K, JX Holdings, Inc. and its subsidiaries which are business companies, Sumitomo Corporation, Chugai Pharmaceutical Co., Ltd., NEC Corporation, Seiko Epson Corporation, and Nippon Telegraph and Telephone Corporation and its subsidiaries which are business companies. The volume of transactions with each of the companies is negligible in comparison to the total business volume of the Company and to the total business volume of the corresponding company. Further, the Company has continuous transactions, including the sales of products and borrowing of money, with the subsidiaries of Mizuho Financial Group, Inc. which are banks or securities companies, Fukoku Mutual Life Insurance Company, and Sumitomo Life Insurance Company. Monetary borrowings from Mizuho Corporate Bank, Ltd., a subsidiary of Mizuho Financial Group, Inc., is as indicated in “(8) Borrowings and Financing Activity of the Hitachi Group.” The volume of transactions with each of the other companies is negligible in comparison to the total business volume of the Company and to the total business volume of the corresponding company.

Changes in Directors (As of April 1, 2011)

The Company changed the position of its Directors as of April 1, 2011 as follows.

Name	Position	Committee Membership
Takashi Kawamura	Chairman of the Board	Nominating Committee (Chair)
Tadamichi Sakiyama	Director	Audit Committee (Chair)

Matters Concerning Outside Directors

(Major Activities of Outside Directors)

Name	Attendance	Participation
Yoshie Ota	Board of Directors meetings: 10 out of 11 days Nominating Committee: 4 out of 5 days Audit Committee: 9 out of 12 days

Ms. Ota stated her opinions and asked questions with respect to overall management of the Group as necessary at the Board and Audit Committee meetings based on her extensive experience and insight in such areas as public administration.

Mitsuo Ohashi	Board of Directors meetings: 9 out of 11 days Nominating Committee: 4 out of 5 days

Mr. Ohashi stated his opinions and asked questions with respect to overall management of the Group as necessary at the Board meetings based on his management experience and insight with a major global manufacturer.

Akihiko Nomiyama	Board of Directors meetings: 11 out of 11 days Audit Committee: 11 out of 12 days Compensation Committee: 5 out of 5 days

Mr. Nomiyama stated his opinions and asked questions with respect to overall management of the Group as necessary at the Board and Audit Committee meetings based on his management experience and insight with a major global business corporation.

Kenji Miyahara	Board of Directors meetings: 9 out of 11 days Audit Committee: 10 out of 12 days Compensation Committee: 5 out of 5 days

Mr. Miyahara stated his opinions and asked questions with respect to overall management of the Group as necessary at the Board and Audit Committee meetings based on his management experience and insight with a global general trading company.

Tohru Motobayashi	Board of Directors meetings: 11 out of 11 days Nominating Committee: 5 out of 5 days Compensation Committee: 5 out of 5 days	Mr. Motobayashi stated his opinions and asked questions with respect to overall management of the Group as necessary at the Board meetings based on his experience and insight as a legal expert.

General Intent of Limited Liability Agreement with Outside Directors

The Company has entered into a limited liability agreement stipulated in Article 427, Paragraph 1 of the Companies Act with each of Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi. The general intent of the agreement is to limit the liability of outside Directors to the aggregate amount of the sums stipulated in each item under Article 425, Paragraph 1 of the Companies Act.

(2) Executive Officers

Name, Position and Responsibilities, etc. (As of March 31, 2011)

Name	Position	Responsibilities	Other Principal Positions Held
*Takashi Kawamura	Representative Executive Officer and Chairman	Management in general	—
*Hiroaki Nakanishi	Representative Executive Officer and President	Overall management, power systems business, industrial & social infrastructure systems business and automotive systems business	—
Naoya Takahashi	Representative Executive Officer, Executive Vice President and Executive Officer	Information & telecommunication systems business, information & control systems business, research & development and information technology	Director, Hitachi Kokusai Electric Inc.
Takashi Hatchoji	Representative Executive Officer, Executive Vice President and Executive Officer	Urban planning and development systems business, defense systems business, corporate planning, environmental strategies, human capital, legal and corporate communications, corporate brand and corporate auditing	Corporate Auditor, Hitachi Koki Co., Ltd. Chairman of the Board, Hitachi Transport System, Ltd. Statutory Auditor, WOWOW Inc.
*Takashi Miyoshi	Representative Executive Officer, Executive Vice President and Executive Officer	Management reform, finance, corporate pension system, business development and consumer business	Chairman of the Board, Hitachi Construction Machinery Co., Ltd.
Nobuo Mochida	Representative Executive Officer, Executive Vice President and Executive Officer	Corporate planning, high functional materials & components, quality assurance and production engineering	Board Director, Hitachi Cable, Ltd. Director, Hitachi Chemical Co., Ltd. Chairman of the Board, Hitachi Metals, Ltd.
Kazuhiro Mori	Representative Executive Officer, Executive Vice President and Executive Officer	Motor power systems, battery systems business, sales operations, Hitachi group global business, procurement, corporate export regulation, medical systems business and business incubation	Director, Hitachi Medical Corporation Chairman of the Board, Hitachi Capital Corporation
Tadahiko Ishigaki	Senior Vice President and Executive Officer	Hitachi group global business (Americas)	—
Stephen Gomersall	Senior Vice President and Executive Officer	Hitachi group global business (Europe)	—
Yoshito Tsunoda	Senior Vice President and Executive Officer	Motor power systems and battery systems business	—
Junzo Nakajima	Senior Vice President and Executive Officer	Information & telecommunication systems business	—
Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer	Finance, corporate pension system	Director, Hitachi Metals, Ltd. Member of the Board, Renesas Electronics Corporation
Shigeru Azuhata	Vice President and Executive Officer	Research & development, environmental strategies and medical systems business	Director, Hitachi Chemical Co., Ltd.

Name	Position	Responsibilities	Other Principal Positions Held
Hitoshi Isa	Vice President and Executive Officer	Power systems business (thermal power systems business promotion)	—
Shinjiro Iwata	Vice President and Executive Officer	Information & telecommunication systems business (services business (global))	Director, Opnext, Inc. (U.S.A.)
Makoto Ebata	Vice President and Executive Officer	Procurement	Board Director, Hitachi Cable, Ltd.
Osamu Ohno	Vice President and Executive Officer	Information technology	—
Kenji Ohno	Vice President and Executive Officer	Human capital	Director, Hitachi Transport System, Ltd.
Nobuyuki Ohno	Vice President and Executive Officer	Hitachi group global business (China)	—
Masahiro Kitano	Vice President and Executive Officer	Environmental strategies, quality assurance and production engineering	—
Ryuichi Kitayama	Vice President and Executive Officer	Sales operations	Director, Hitachi High-Technologies Corporation
Toshiaki Kuzuoka	Vice President and Executive Officer	Legal and corporate communications, corporate brand and corporate auditing	Director, Hitachi Capital Corporation
Takao Koyama	Vice President and Executive Officer	Sales operations (Kansai Area)	Corporate Auditor, ShinMaywa Industries, Ltd.
Yutaka Saito	Vice President and Executive Officer	Information & control systems business	—
Kaichiro Sakuma	Vice President and Executive Officer	Information & telecommunication systems business (platform systems business)	—
Gaku Suzuki	Vice President and Executive Officer	Industrial & social infrastructure systems business	—
Hideaki Takahashi	Vice President and Executive Officer	Urban planning and development systems business	—
Koji Tanaka	Vice President and Executive Officer	Power systems business	—
Masahide Tanigaki	Vice President and Executive Officer	Sales operations, Hitachi group global business and corporate export regulation	Director, Hitachi Construction Machinery Co., Ltd.
Akira Maru	Vice President and Executive Officer	Power systems business (nuclear power systems business promotion)	—
Yoshihiko Mogami	Vice President and Executive Officer	Information & telecommunication systems business (system solutions business)	—

Note:	The Executive Officers marked with * concurrently hold the position of Director.

New Executive Officers (As of April 1, 2011)

The Company changed its Executive Officers as of April 1, 2011 as follows.

Name	Position	Responsibilities
Hiroaki Nakanishi	Representative Executive Officer and President	Overall management
Koji Tanaka	Representative Executive Officer, Executive Vice President and Executive Officer	Power systems business, transportation systems business, social infrastructure & industrial systems business, urban planning and development systems business and defense systems business
Junzo Nakajima	Representative Executive Officer, Executive Vice President and Executive Officer	Information & control systems business, information & telecommunication systems business and information technology
Takashi Miyoshi	Representative Executive Officer, Executive Vice President and Executive Officer	Management strategies, finance and corporate pension system
Nobuo Mochida	Representative Executive Officer, Executive Vice President and Executive Officer	High functional materials & components, quality assurance, production engineering, battery systems business and automotive systems business
Kazuhiro Mori	Representative Executive Officer, Executive Vice President and Executive Officer	Sales operations, Hitachi group global business, corporate export regulation, medical systems business and business incubation
Shigeru Azuhata	Senior Vice President and Executive Officer	Research & development, environmental strategies and medical systems business
Shinjiro Iwata	Senior Vice President and Executive Officer	Information & telecommunication systems business
Makoto Ebata	Senior Vice President and Executive Officer	Procurement and consumer business
Toshiaki Kuzuoka	Senior Vice President and Executive Officer	Human capital, legal and corporate communications, government & external relations, corporate brand and corporate auditing
Yoshito Tsunoda	Senior Vice President and Executive Officer	Battery systems business
Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer	Finance and corporate pension system
Toshio Ikemura	Vice President and Executive Officer	Urban planning and development systems business
Hitoshi Isa	Vice President and Executive Officer	Power systems business (thermal power systems business promotion)
Tatsuro Ishizuka	Vice President and Executive Officer	Power systems business
Osamu Ohno	Vice President and Executive Officer	Information technology
Nobuyuki Ohno	Vice President and Executive Officer	Hitachi group global business (China)
Yoshifumi Kanda	Vice President and Executive Officer	Power systems business (sales operations)
Masahiro Kitano	Vice President and Executive Officer	Environmental strategies, quality assurance and production engineering
Ryuichi Kitayama	Vice President and Executive Officer	Sales operations
Kazuhiro Kurihara	Vice President and Executive Officer	Sales operations (Chubu Area)
Yutaka Saito	Vice President and Executive Officer	Information & control systems business
Kaichiro Sakuma	Vice President and Executive Officer	Information & telecommunication systems business (platform systems business)

Name	Position	Responsibilities
Yasuo Tanabe	Vice President and Executive Officer	Government & external relations
Masahide Tanigaki	Vice President and Executive Officer	Sales operations, Hitachi group global business and corporate export regulation
Toshikazu Nishino	Vice President and Executive Officer	Management strategies
Masaharu Hanyu	Vice President and Executive Officer	Power systems business (nuclear power systems business promotion)
Toshiaki Higashihara	Vice President and Executive Officer	Social infrastructure & industrial systems business
Naoki Mitarai	Vice President and Executive Officer	Human capital
Yoshihiko Mogami	Vice President and Executive Officer	Information & telecommunication systems business (system solutions business)

3) Compensation for Directors and Executive Officers

Policy on the Determination of Compensation of Directors and Executive Officers

[Method of Determination of Policy]

The Company’s Compensation Committee sets forth the policy on the determination of the amount of compensation, etc. of each Director and Executive Officer pursuant to applicable provisions of the Companies Act concerning companies with the Committee System.

[Summary of Policy]

(i) Matters relating to both Directors and Executive Officers

Compensation will be commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

(ii) Matters relating to Directors

Compensation for Directors will consist of a monthly salary and a year-end allowance.

•	Monthly salary will be decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position.

•

Year-end allowance will be a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on Company performance.

A Director concurrently serving as an Executive Officer will not be paid compensation as a Director.

(iii) Matters relating to Executive Officers

Compensation for Executive Officers will consist of a monthly salary and a performance-linked component.

•	Monthly salary will be decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment.

•	The performance-linked component will be set within a range equivalent to about thirty percent of the Executive Officer’s annual income, adjusted based on Company and individual performance.

(iv) Miscellaneous

•

It was decided at the Compensation Committee meetings held on December 18, 2007 and March 26, 2008 that the compensation structure for Directors and Executive Officers will be re-examined starting with the compensation for fiscal 2008 and that the retirement allowance will be abolished. The payment of retirement allowance to Directors and Executive Officers due to the abolition of the retirement allowance system will be in an amount determined by the Compensation Committee at the time of the retirement of a relevant Director or Executive Officer.

Total Amount of Compensation to and the Number of Directors and Executive Officers in Fiscal 2010

	Number	Amount (Millions of yen)
Directors (Outside Directors)	12 (5)	231 (99)
Executive Officers	28	1,586

Total	40	1,817

Notes:	1.	The number of Directors indicated excludes the three Directors who serve concurrently as Executive Officers.

	2.	The compensation to Directors includes the monthly salary of the three Directors, who retired due to expiration of their term of office at the close of the 141st Ordinary General Meeting of Shareholders held on June 29, 2010, for their term of office of this year.

	3.	In addition to the above, there are retirement allowance of JPY3 million for the two outside Directors who will be retiring as of June 24, 2011, and of JPY313 million for the seven Executive Officers who retired as of March 31, 2011.

(12) Matters Concerning the Company’s Stock (As of March 31, 2011)

1) Authorized	10,000,000,000 shares

2) Number of Shares per Unit	1,000 shares

3) 10 Largest Shareholders

Name	Share Ownership	Shareholding Ratio
	shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	287,253,000	6.36
Japan Trustee Services Bank, Ltd. (Trust Account)	276,235,000	6.11
State Street Bank and Trust Company 505224	144,442,100	3.20
Hitachi Employees’ Shareholding Association	124,090,384	2.75
NATS CUMCO	121,765,060	2.70
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	113,841,783	2.52
Nippon Life Insurance Company	98,173,195	2.17
Japan Trustee Services Bank, Ltd. (Trust Account 9)	77,766,000	1.72
The Dai-Ichi Mutual Life Insurance Company	71,361,222	1.58
State Street Bank and Trust Company 505225	63,769,665	1.41

Notes:	1.	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

	2.	The number of shares held by The Dai-Ichi Mutual Life Insurance Company includes its contribution of 6,560,000 shares to the retirement allowance trust (the holder of said shares, as listed in the Shareholders’ Register, is “Dai-Ichi Life Insurance Account, Retirement Allowance Trust, Mizuho Trust & Banking Co., Ltd.”).

	3.	Treasury stock (2,421,003 shares) is not included in the calculation of “Shareholding Ratio.”

4) Shareholders Composition

Class of Shareholders	Number of Shareholders	Share Ownership (shares)	Percentage of Total (%)
Financial Institution and Securities Firm	359	1,372,254,660	30.36
Individual	439,744	1,342,214,494	29.69
Foreign Investor	1,265	1,703,553,477	37.69
Other	3,956	102,059,769	2.26
Government and Municipality	5	62,564	0.00

Total	445,329	4,520,144,964	100.00

Note:	Treasury stock is included in “Other.”

(13) Matters Concerning Stock Acquisition Rights, etc. (As of March 31, 2011)

130% Call Option Attached Unsecured Convertible Bond Type-bonds with Stock Acquisition Rights (8th Series) (With Inter-Bond Pari Passu Clause)
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 313,438,485 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY317 per share
Period during Which Stock Acquisition Rights May Be Exercised	From January 4, 2010 to December 10, 2014

Note:	The number of shares to be issued upon exercise of stock acquisition rights which were issued as bonds with stock acquisition rights is calculated based on the conversion price as of March 31, 2011.

(14) Matters Concerning Accounting Auditor

1)	Name of accounting auditor Ernst & Young ShinNihon LLC

2)	Fees to accounting auditor in Fiscal 2010

(Millions of yen)
Category	Amount
Total amount of cash and other financial benefits by the Company and its subsidiaries	2,005
Fees etc. by the Company*	473

Note:	The column marked with * includes fees for audits under applicable Financial Instruments and Exchange Act.

3)	Description of non-audit services

The Company commissioned various advisory services to Ernst & Young ShinNihon LLC and paid fees.

4)	Subsidiaries whose financial statements are audited by certified public accountants, etc. other than Company’s accounting auditors

Of the major Hitachi Group companies (listed in (5) Major Hitachi Group Companies), overseas subsidiaries have certified public accountants (“CPA”) or auditing firms other than Ernst & Young ShinNihon LLC audit their financial statements.

5)	Removal and non-retention policy on accounting auditors

Removal

(i)	In the event an accounting auditor, which is an auditing firm, is ordered by the Prime Minister of Japan to suspend its operation related to the audit of financial statements, in whole or in part, or to dissolve the firm pursuant to Article 34-21, Paragraph 2 of the Certified Public Accountant Act, the accounting auditor shall automatically resign, since said order constitutes a cause for disqualification as accounting auditor provided for in Article 337, Paragraph 3, Item 1 of the Companies Act.

(ii)	In addition to (i) above, in the event the Audit Committee determines that the causes provided for in Articles 340, Paragraph 1, Item 1 or 2 of the Companies Act apply to an accounting auditor, due to such reasons as that it can reasonably be expected that the Prime Minister of Japan shall issue an order to suspend operations, in whole or in part, or to dissolve the firm, the Audit Committee shall determine the contents of the agenda on the removal of the accounting auditor to be submitted to the general meeting of shareholders.

(iii)	In the event significant adverse effects on the audit of financial statements are reasonably expected in the case of (ii) above, the Audit Committee shall remove the accounting auditor by unanimity. Should this occur, the Audit Committee member selected by the Audit Committee shall give a report on the removal of the accounting auditor and the reason therefor at the first general meeting of shareholders to be convened after said removal.

Non-retention

(i)	In the event individuals selected by an accounting auditor, which is an auditing firm, from among its employees to perform their duties as accounting auditors are found to fall under any or all of the items under Article 340, Paragraph 1 of the Companies Act or breach the obligation(s) of CPAs provided for in the Certified Public Accountant Act, should said auditing firm fail to select promptly individuals to perform their duties as accounting auditors in the place of the former, the Audit Committee shall determine the contents of the agenda item on the non-retention of the accounting auditor to be submitted to the general meeting of shareholders.

(ii)	In the event it is determined that an adequate performance of duties cannot be ensured with respect to the matters related to the performance of duties by accounting auditors provided for in the Regulations of Companies’ Financial Statements, the Audit Committee shall determine the contents of the agenda item on the non-retention of the accounting auditor to be submitted to the general meeting of shareholders.

(15) Policy on Determination of Distribution of Surplus etc.

The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including the Company’s financial condition, results of operations and dividend payout ratio.

The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, the Company will repurchase its own shares on an ongoing basis in order to flexibly implement a capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by the Company after considering its future capital requirement under its business plans, market conditions and other relevant factors.

(16) Summary of Resolution of Board of Directors on Enhancing Structures and Other Things to Ensure Adequacy of Business Operations (Internal Control System)

1)	Board of Directors Office (the “Office”) shall be established specifically to assist with the duties of each Committee and the Board of Directors and staffed with personnel who are not subject to orders and instructions of Executive Officers.

2)	In order to ensure the independence of the Office personnel from Executive Officers, the Audit Committee shall be informed in advance of planned transfers of the Office personnel.

3)	Executive Officers and employees shall report without delay to the members of the Audit Committee significant matters affecting the whole Company, results of internal audits, and the implementation status of reporting under the internal reporting system.

4)	In order to ensure the effectiveness of audits by the Audit Committee, standing Committee member(s) shall be appointed to the Audit Committee, and activity plans of the Audit Committee shall be prepared in coordination with the audit plans of Internal Auditing Office.

5)	A reporting system to Directors shall be established to ensure that the execution of duties by Executive Officers is in compliance with laws, regulations, and the Articles of Incorporation.

6)	Information pertaining to the execution of duties by Executive Officers shall be prepared and maintained in accordance with internal rules.

7)	A structure shall be established in which each relevant department shall establish regulations and guidelines, conduct training, prepare and distribute manuals, and carry out other such measures with respect to various risks. Efforts shall be made to identify possible new risks through such things as progress reports on business operations and, should it become necessary to respond to a new risk, an Executive Officer responsible for responding thereto shall be appointed promptly.

8)	Efficient performance of duties shall be ensured through the following business management systems.

•

The Senior Executive Committee shall be established in order to deliberate on and facilitate the formulation of decisions based on due consideration of diverse factors regarding important issues that affect the Company and/or the Hitachi Group.

•

Based on the management policy, medium-term business plans and annual budgets, on which performance management is based, shall be prepared in order to operate business in a planned and efficient manner.

•	Internal audits shall be conducted by Internal Auditing Office to monitor and identify the status of business operations and to facilitate improvements.

•

The Audit Committee shall receive the audit plans of the accounting auditors in advance, and the prior approval of the Audit Committee shall be required with respect to the fees to be paid to and non-audit services to be requested of the accounting auditors.

•	Documented business processes shall be executed, and internal and external auditors shall examine said processes in order to ensure the reliability of financial reports.

9)	Continuous maintenance of a legal and regulatory compliance structure shall be ensured through the following business management systems.

•

Internal audits shall be conducted, and various committees shall be established for legal and regulatory compliance activities. Furthermore, an internal reporting system shall be established and education on legal and regulatory compliance shall be provided.

•

Various corporate rules and regulations shall be established, and efforts shall be made to ensure that the employees are aware of the internal control systems overall and that the systems are effective.

10)	The following measures shall be effective to ensure the adequacy of business operations within the Hitachi Group.

•	Such fundamental policies as the emphasis of the social responsibilities of business enterprises shall be shared with the Group companies.

•	A group-wide policy for compliance with applicable laws and regulations shall be established as necessary.

•

Internal audits of Company departments and Group companies shall be conducted periodically, and Directors and Corporate Auditors shall be sent from the Company to Group companies. Each company shall execute documented business processes on matters that should be reflected in financial reports, and Corporate Auditors and others shall examine said processes.

•	A structure for the adequate and efficient conduct of business operations common to Group companies shall be established.

•	The policy on transactions within the Hitachi Group is to trade fairly based on market prices.

(17) Fundamental Policy on the Conduct of Persons Influencing Decision on the Company’s Financial and Business Policies

The Group invests a great deal of business resources in fundamental research and in the development of market-leading products and businesses that will bear fruit in the future, and realizing the benefits from these management policies requires that they be continued for a set period of time. For this purpose, the Company keeps its shareholders and investors well informed of not just the business results for each period but also of the Company’s business policies for creating value in the future.

The Company does not deny the significance of the vitalization of business activities and performance that can be brought about through a change in management control, but it recognizes the necessity of determining the impact on company value and the interests of all shareholders of the buying activities and buyout proposals of parties attempting to acquire a large share of stock of the Company or a Group company by duly examining the business description, future business plans, past investment activities, and other necessary aspects of such a party.

There is no party that is currently attempting to acquire a large share of the Company’s stocks nor is there a specific threat, neither does the Company intend to implement specified so-called anti-takeover measures in advance of the appearance of such a party, but the Company does understand that it is one of the natural duties bestowed upon it by the shareholders and investors to continuously monitor the state of trading of the Company’s stock and then to immediately take what the Company deems to be the best action in the event of the appearance of a party attempting to purchase a large share of the Company’s stock. In particular, together with outside experts, the Company will evaluate the buyout proposal of the party and hold negotiations with the buyer, and if the Company deems that said buyout will not maintain the Company’s value and is not in the best interest of the shareholders, then the Company will quickly determine the necessity, content, etc., of specific countermeasures and prepare to implement them. The same response will also be taken in the event a party attempts to acquire a large percentage of the shares of a Group company.

2. Consolidated Balance Sheets

	Fiscal 2010 (As of March 31, 2011)	Fiscal 2009 (As of March 31, 2010)
	(Millions of yen)
(Assets)
Current assets	4,900,029	4,775,197
Cash and cash equivalents	554,810	577,584
Short-term investments	16,598	53,575
Trade receivables, net
Notes	100,694	104,353
Accounts	1,990,225	2,138,139
Investments in leases	228,346	194,108
Current portion of financial assets transferred to consolidated securitization entities	183,559	—
Inventories	1,341,768	1,222,077
Other current assets	484,029	485,361
Investments and advances	614,145	712,993
Property, plant and equipment	2,111,270	2,219,804
Land	471,155	471,123
Buildings	1,909,825	1,931,104
Machinery and equipment	5,528,889	5,554,953
Construction in progress	53,558	62,717
Less accumulated depreciation	(5,852,157)	(5,800,093)
Intangible assets	528,018	518,050
Goodwill	171,500	165,586
Other intangible assets	356,518	352,464
Financial assets transferred to consolidated securitization entities	304,160	—
Other assets	728,007	738,420
Total assets	9,185,629	8,964,464

(Liabilities)
Current liabilities	4,088,824	3,931,203
Short-term debt	472,588	451,451
Current portion of long-term debt	338,218	303,730
Current portion of non-recourse borrowings of consolidated securitization entities	190,868	—
Trade payables
Notes	20,430	25,737
Accounts	1,236,758	1,229,546
Accrued expenses	933,918	919,849
Income taxes	73,514	50,446
Advances received	395,605	385,199
Other current liabilities	426,925	565,245
Long-term debt	1,300,311	1,611,962
Non-recourse borrowings of consolidated securitization entities	219,566	—
Retirement and severance benefits	891,815	905,183
Other liabilities	243,724	248,271
Total liabilities	6,744,240	6,696,619

(Stockholders’ equity)
Total Hitachi, Ltd. stockholders’ equity	1,439,865	1,284,658
Common stock	409,129	408,810
Capital surplus	603,133	620,577
Legal reserve and retained earnings	922,036	713,479
Accumulated other comprehensive loss	(493,062)	(432,057)
Treasury stock, at cost	(1,371)	(26,151)
Noncontrolling interests	1,001,524	983,187
Total stockholders’ equity	2,441,389	2,267,845
Total liabilities and stockholders’ equity	9,185,629	8,964,464

3. Consolidated Statements of Operations

	Years ended March 31
	2011	2010
	(Millions of yen)
Revenues	9,315,807	8,968,546
Cost of sales	6,967,433	6,849,255

Gross profit	2,348,374	2,119,291
Selling, general and administrative expenses	1,903,866	1,917,132

Operating income	444,508	202,159
Other income	87,237	18,185
Interest income	13,267	12,017
Dividends income	4,240	5,799
Gains on sales of stock by subsidiaries or affiliated companies	—	183
Other	69,730	186
Other deductions	99,544	156,764
Interest charges	24,878	26,252
Equity in net loss of affiliates	20,142	58,186
Impairment losses for long-lived assets	35,170	25,196
Restructuring charges	5,757	25,154
Other	13,597	21,976

Income before income taxes	432,201	63,580
Income taxes	129,075	147,971

Net Income (loss)	303,126	(84,391)
Less: Net income attributable to noncontrolling interests	64,257	22,570

Net income (loss) attributable to Hitachi, Ltd.	238,869	(106,961)

4. Unconsolidated Balance Sheets

	Fiscal 2010 (As of March 31, 2011)	Fiscal 2009 (As of March 31, 2010)
	(Millions of yen)
(Assets)
Current assets	1,171,849	1,314,489
Cash	33,516	57,473
Notes receivable	2,778	2,624
Accounts receivable	428,484	485,366
Marketable securities	499	40,987
Finished goods	30,879	31,674
Semi-finished goods	33,418	31,705
Raw materials	29,571	27,492
Work in process	107,803	102,351
Advances paid	29,895	21,210
Short-term loan receivables	496,956	570,765
Others	147,111	89,064
Allowance for doubtful receivables	(169,066)	(146,227)
Fixed assets	1,974,488	2,013,208
Tangible fixed assets	237,109	245,406
Buildings	110,290	104,751
Structures	9,312	10,374
Machinery	32,693	36,556
Vehicles	228	238
Tools and equipment	34,516	34,733
Land	32,982	33,167
Lease assets	11,374	8,860
Construction in progress	5,711	16,724
Intangible fixed assets	69,804	72,108
Patents	283	3,790
Software	60,941	58,842
Railway and public utility installation	510	503
Lease assets	220	145
Others	7,847	8,827
Investments and others	1,667,573	1,695,694
Affiliated companies’ common stock	1,397,424	1,378,288
Other securities of affiliated companies	400	794
Investments in affiliated companies	41,787	40,242
Investments in securities	103,457	110,231
Long-term loan receivables	93,551	130,270
Others	31,006	35,887
Allowance for doubtful receivables	(53)	(21)

Total assets	3,146,337	3,327,698

	Fiscal 2010 (As of March 31, 2011)	Fiscal 2009 (As of March 31, 2010)
	(Millions of yen)
(Liabilities)
Current liabilities	1,584,185	1,700,390
Trade accounts payable	356,610	388,601
Short-term debt	117,260	65,860
Commercial paper	20,000	—
Current installments of debentures	—	55,000
Lease liabilities	2,678	1,872
Other accounts payable	28,113	45,305
Accrued expenses	141,794	143,157
Advances received from customers	135,085	102,600
Deposits received	744,603	871,871
Warranty reserve	627	719
Reserve for loss on construction contracts	17,863	23,543
Reserve for disaster	8,530	—
Deferred tax liabilities	—	18
Others	11,019	1,839
Noncurrent liabilities	621,111	739,623
Debentures	229,360	229,998
Long-term debt	279,000	387,608
Lease liabilities	7,664	7,144
Accrued pension liability	70,500	70,198
Reserve for loss on repurchasing computers	2,467	4,675
Reserve for retirement benefits for senior executives	1,959	2,432
Reserve for loss on guarantees	808	808
Reserve for loss on business of affiliated companies	4,439	4,290
Deferred tax liabilities	12,629	14,504
Asset retirement obligations	2,607	—
Others	9,674	17,962
Total liabilities	2,205,296	2,440,013
(Net assets)
Stockholders’ equity	930,369	872,788
Common stock	409,129	408,810
Capital surplus	399,925	410,468
Capital reserve	127,096	126,777
Others	272,829	283,691
Retained Earnings	122,731	81,035
Others	122,731	81,035
Retained earnings carried forward	122,731	81,035
Treasury stock	(1,417)	(27,525)
Valuation and translation adjustments	10,671	14,895
Unrealized holding gains on securities	11,536	16,094
Deferred profit or loss on hedges	(864)	(1,199)
Total net assets	941,041	887,684

Total liabilities and net assets	3,146,337	3,327,698

5. Unconsolidated Statements of Operations

	Years ended March 31
	2011	2010
	(Millions of yen)
Revenues	1,795,306	1,938,810
Cost of sales	1,308,866	1,471,552

Gross profit on sales	486,439	467,258

Selling, general and administrative expenses	453,322	463,757

Operating income	33,117	3,500

Other income	123,449	98,665
Interest and dividends	113,353	90,616
Others	10,095	8,049
Other deductions	29,002	42,961
Interest	10,125	11,795
Others	18,877	31,165

Ordinary income	127,564	59,204

Extraordinary gain	10,944	13,684
Gain on sale of real property	5,030	2,301
Gain on exchange from business combination	4,305	—
Gain on sale of investments in securities	1,609	—
Gain on extinguishment of tie-in shares	—	9,937
Gain on sale of affiliated companies’ common stock	—	1,445
Extraordinary loss	95,620	106,107
Impairment loss on affiliated companies’ common stock	52,982	95,183
Provision of allowance for doubtful accounts for subsidiaries and affiliates	22,830	—
Loss on disaster	10,264	—
Impairment loss on investments in securities	7,005	—
Loss on exchange from business combination	1,377	—
Loss on adjustment for changes of accounting standard for asset retirement obligations	1,160	—
Extraordinary loss on restructuring charges	—	10,923

Income (loss) before income taxes	42,888	(33,217)
Income taxes
Current	(21,747)	(3,537)
Deferred	360	5,440

Net income (loss)	64,276	(35,120)

6. Unconsolidated Statement of Changes in Stockholders’ Equity etc. (April 1, 2010 to March 31, 2011)

(Millions of yen)
Stockholders’ equity
Common stock
Balance at end of previous year	408,810
Change during year
Conversion of convertible bonds	319

Total change during year	319

Balance at end of year	409,129
Capital surplus
Capital reserve
Balance at end of previous year	126,777
Change during year
Conversion of convertible bonds	319

Total change during year	319

Balance at end of year	127,096
Others
Balance at end of previous year	283,691
Change during year
Disposition of treasury stock	(10,862)

Total change during year	(10,862)

Balance at end of year	272,829
Total capital surplus
Balance at end of previous year	410,468
Change during year
Conversion of convertible bonds	319
Disposition of treasury stock	(10,862)

Total change during year	(10,543)

Balance at end of year	399,925
Retained earnings
Others
Retained earnings (losses) carried forward
Balance at end of previous year	81,035
Change during year
Distribution of surplus	(22,580)
Net income	64,276

Total change during year	41,696

Balance at end of year	122,731
Total retained earnings
Balance at end of previous year	81,035
Change during year
Distribution of surplus	(22,580)
Net income	64,276

Total change during year	41,696

Balance at end of year	122,731
Treasury Stock
Balance at end of previous year	(27,525)
Change during year
Acquisition of treasury stock	(183)
Disposition of treasury stock	26,291

Total change during year	26,108

Balance at end of year	(1,417)

(Millions of yen)
Total stockholders’ equity
Balance at end of previous year	872,788
Change during year
Conversion of convertible bonds	638
Distribution of surplus	(22,580)
Net income	64,276
Acquisition of treasury stock	(183)
Disposition of treasury stock	15,429

Total change during year	57,580

Balance at end of year	930,369

Valuation and translation adjustments
Unrealized holding gains on securities
Balance at end of previous year	16,094
Change during year
(Net) Change in items other than stockholders’ equity during year	(4,558)

Total change during year	(4,558)

Balance at end of year	11,536
Deferred profit or loss on hedges
Balance at end of previous year	(1,199)
Change during year
(Net) Change in items other than stockholders’ equity during year	334

Total change during year	334

Balance at end of year	(864)
Total valuation and translation adjustments
Balance at end of previous year	14,895
Change during year
(Net) Change in items other than stockholders’ equity during year	(4,224)

Total change during year	(4,224)

Balance at end of year	10,671

Total net assets
Balance at end of previous year	887,684
Change during year
Conversion of convertible bonds	638
Distribution of surplus	(22,580)
Net income	64,276
Acquisition of treasury stock	(183)
Disposition of treasury stock	15,429
(Net) Change in items other than stockholders’ equity during year	(4,224)

Total change during year	53,356

Balance at end of year	941,041

7. Transcript of Accounting Auditors’ Audit Report on Unconsolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 10, 2011

To	Mr. Hiroaki Nakanishi, President

Hitachi, Ltd.

Ernst & Young ShinNihon LLC

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA     Hitoshi Matsuoka

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Koichi Tsuji

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Takashi Ouchida

We have audited the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in stockholders’ equity etc., the notes to the unconsolidated financial statements, and their supporting schedules of Hitachi, Ltd. for the 142nd business year ended March 31, 2011 pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act. Management of the Company is responsible for preparing such unconsolidated financial statements and their supporting schedules and our responsibility is to express our opinion thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the unconsolidated financial statements and their supporting schedules or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the unconsolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall unconsolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinions.

In our opinion, the unconsolidated financial statements and their supporting schedules referred to above presented fairly, in every significant aspect, the financial position and the results of operations of the Company for the period of the unconsolidated financial statements and their supporting schedules based on the accounting standards generally accepted in Japan.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Act.

8. Transcript of Audit Committee’s Audit Report on Unconsolidated Financial Statements

AUDIT REPORT

We, the Audit Committee of the Company, audited the performance by Directors and Executive Officers of their duties during the 142nd business term (from April 1, 2010 to March 31, 2011). We hereby report as follows on the method and results thereof:

1.	Method of Audit

We received periodical reports, obtained required explanations, and clarified opinions regarding the state of implementation and operation of the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 416, Paragraph 1, Item 1 (ro) and (ho) of the Companies Act, and the status of the systems (internal control systems) established thereunder, and in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee, and, in collaboration with the relevant departments, attended important meetings, received reports or heard from the Directors, Executive Officers, etc. on matters concerning the execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company. We examined the contents of the fundamental policy on the conduct of persons influencing decision on the Company’s financial and business policies set forth in the business report giving due consideration to such things as the circumstances of deliberations by the Board of Directors and others. As regards subsidiaries, we sought to communicate and exchange information with the Directors, Executive Officers, Auditors, and others of the subsidiaries, and received reports on their business operations as necessary.

Further, we monitored and examined whether the Accounting Auditors maintained their independence and performed their auditing duties adequately, as well as received reports from the Accounting Auditors on the performance status of their duties and requested explanations as necessary. We also received a notice from the Accounting Auditors to the effect that “structures for ensuring that duties are appropriately performed” (matters stipulated in each item under Article 131 of the Regulations of Companies’ Financial Statements) were being developed pursuant to the “Quality Management Standards for Auditing” (Business Accounting Council, October 28, 2005) and requested explanations as necessary.

We examined the business reports, the unconsolidated financial statements (the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in stockholders’ equity etc., and the notes to unconsolidated financial statements), and their supporting schedules for this business term in accordance with the foregoing method.

2.	Results of Audit

(1) Results of Audit on Business Report etc.

We are of the opinion:

1)	that the business report and its supporting schedules fairly present the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

2)	that, in connection with the performance by Directors and Executive Officers of their duties, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists;

3)	that the contents of the resolution by the Board of Directors concerning internal control systems are appropriate. Further, there is nothing to note with respect to the performance by Directors and Executive Officers of their duties related to said internal control systems;

4)	that the fundamental policy on the conduct of persons influencing decision on the Company’s financial and business policies set forth in the business report are appropriate.

(2) Results of Audit on Unconsolidated Financial Statements and Their Supporting Schedules

We are of the opinion that the method and results of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon LLC are appropriate.

May 11, 2011

Audit Committee, Hitachi, Ltd. Tadamichi Sakiyama (Standing) Michiharu Nakamura (Standing) Yoshie Ota Akihiko Nomiyama Kenji Miyahara

Note:	Ms. Yoshie Ota, Mr. Akihiko Nomiyama and Mr. Kenji Miyahara are outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

(Supplementary Information on Consolidated Basis)

Revenues by Market

	Years ended March 31
	2010(A)	2011(B)		(B) / (A)
	(Billions of yen)		Percentage to total
Domestic revenues	5,313.7	5,269.2	57%	99%

Overseas revenues
Asia	1,699.0	2,073.7	22	122
North America	729.6	781.1	8	107
Europe	824.6	760.0	8	92
Other Areas	401.2	431.6	5	108

Subtotal	3,654.7	4,046.5	43	111

Total	8,968.5	9,315.8	100	104

Five-Year Summary

	Years ended March 31
	2007	2008	2009	2010	2011
	(Billions of yen)
Overseas revenues	4,154.2	4,742.2	4,138.9	3,654.7	4,046.5
(Percentage to total revenues)	(41%)	(42%)	(41%)	(41%)	(43%)
Capital expenditures	1,048.5	969.0	788.4	546.3	556.8
R&D expenditure	412.5	428.1	416.5	372.4	395.1

The 142nd Ordinary General Meeting of Shareholders of Hitachi, Ltd.

Materials Disclosed via the Internet

Hitachi, Ltd.

Contents

1.	Consolidated Statement of Stockholders’ Equity

2.	Notes to Consolidated Financial Statements

3.	Consolidated Statements of Cash Flows (Supplementary Information)

4.	Notes to Unconsolidated Financial Statements

5.	Transcript of Accounting Auditors’ Audit Report on Consolidated Financial Statements

6.	Transcript of Audit Committee’s Audit Report on Consolidated Financial Statements

Note:	The aforementioned materials are provided to the shareholders for their review by posting on the Company’s website pursuant to the provisions of the Articles of Incorporation of the Company and the relevant laws and regulations.

1. Consolidated Statement of Stockholders’ Equity (April 1, 2010 to March 31, 2011)

(Millions of yen)
Common stock
Balance at end of previous year	408,810
Change during year
Conversion of convertible bonds	319

Total change during year	319

Balance at end of year	409,129
Capital surplus
Balance at end of previous year	620,577
Change during year
Conversion of convertible bonds	319
Decrease due to equity transactions, etc.	(8,229)
Sales of treasury stock	(9,534)

Total change during year	(17,444)

Balance at end of year	603,133
Legal reserve and retained earnings
Balance at end of previous year	713,479
Change during year
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 “Consolidation”	(7,732)
Net income	238,869
Dividends to Hitachi, Ltd. stockholders	(22,580)

Total change during year	208,557

Balance at end of year	922,036

Accumulated other comprehensive loss
Balance at end of previous year	(432,057)
Change during year
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 “Consolidation”	(2,977)
Decrease due to equity transactions, etc.	(191)
Other comprehensive loss	(57,837)

Total change during year	(61,005)

Balance at end of year	(493,062)
Treasury stock, at cost
Balance at end of previous year	(26,151)
Change during year
Acquisition of treasury stock	(183)
Sales of treasury stock	24,963

Total change during year	24,780

Balance at end of year	(1,371)
Total Hitachi, Ltd. stockholders’ equity
Balance at end of previous year	1,284,658
Change during year
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 “Consolidation”	(10,709)
Conversion of convertible bonds	638
Decrease due to equity transactions, etc.	(8,420)
Net income	238,869
Other comprehensive loss	(57,837)
Dividends to Hitachi, Ltd. stockholders	(22,580)
Acquisition of treasury stock	(183)
Sales of treasury stock	15,429

Total change during year	155,207

Balance at end of year	1,439,865
Noncontrolling interests
Balance at end of previous year	983,187
Change during year
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 “Consolidation”	(7,210)
Decrease due to equity transactions, etc.	(1,696)
Net income	64,257
Other comprehensive loss	(16,830)
Dividends to noncontrolling interests	(20,184)

Total change during year	18,337

Balance at end of year	1,001,524

(Millions of yen)
Total equity
Balance at end of previous year	2,267,845
Change during year
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 “Consolidation”	(17,919)
Conversion of convertible bonds	638
Decrease due to equity transactions, etc.	(10,116)
Net income	303,126
Other comprehensive loss	(74,667)
Dividends to Hitachi, Ltd. stockholders	(22,580)
Dividends to noncontrolling interests	(20,184)
Acquisition of treasury stock	(183)
Sales of treasury stock	15,429

Total change during year	173,544

Balance at end of year	2,441,389

Comprehensive income attributable to Hitachi, Ltd.
Net income attributable to Hitachi, Ltd.	238,869
Other comprehensive loss attributable to Hitachi, Ltd. arising during year
Foreign currency translation adjustment	(69,194)
Pension liability adjustment	15,852
Net unrealized holding gain (loss) on available-for-sale securities	(5,728)
Cash flow hedges	1,233

Total other comprehensive loss attributable to Hitachi, Ltd.	(57,837)

Comprehensive income attributable to Hitachi, Ltd.	181,032
Comprehensive income attributable to noncontrolling interests
Net income attributable to noncontrolling interests	64,257
Other comprehensive loss attributable to noncontrolling interests arising during year
Foreign currency translation adjustment	(18,185)
Pension liability adjustment	224
Net unrealized holding gain on available-for-sale securities	376
Cash flow hedges	755

Total other comprehensive loss attributable to noncontrolling interest	(16,830)

Comprehensive income attributable to noncontrolling interests	47,427
Total comprehensive income
Net income	303,126
Other comprehensive loss arising during year
Foreign currency translation adjustment	(87,379)
Pension liability adjustment	16,076
Net unrealized holding gain (loss) on available-for-sale securities	(5,352)
Cash flow hedges	1,988

Total comprehensive loss	(74,667)

Comprehensive income during year	228,459

2. Notes to Consolidated Financial Statements

(Notes on Important Matters for Basis of Presentation of Consolidated Financial Statements)

1.	Basis of presentation

The consolidated financial statements presented herein, under Article 3, Paragraph 1 of the Supplementary Provisions of the Regulations of Companies’ Financial Statements (Ordinance of the Ministry of Justice No. 46 of 2009), have been prepared in conformity with accounting principles generally accepted in the United States. However, under the above provision, some descriptions and notes required under the accounting principles generally accepted in the United States are omitted.

2.	Inventories

Finished goods, semi-finished goods and work-in-process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is generally determined by the moving average method.

3.	Investments in securities

The Company adopted the provisions of the Accounting Standards Codification (hereinafter “ASC”) 320 “Investments – Debt and Equity Securities” of the U.S. Financial Accounting Standards Board (hereinafter “FASB”).

Held-to-maturity securities: Amortized cost.

Trading securities: Fair value, with unrealized gains and losses included in earnings. Cost is determined by the moving average method.

Available-for-sale securities: Fair value, with unrealized gains and losses reported in other comprehensive income. Cost is determined by the moving average method.

4.	Depreciation of fixed assets

Property, plant and equipment: Principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method.

Software for internal use: Capitalized and amortized on a straight-line basis over their estimated useful lives.

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

5.	Goodwill and other intangible assets

The Company accounts for goodwill and other intangible assets in accordance with ASC 350 “Intangibles - Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of the ASC. Intangible assets with finite useful lives are amortized over their respective estimated useful lives and are tested for impairment in accordance with the provisions of ASC 360 “Property, Plant and Equipment” concerning impairment or disposal of long-lived assets.

6.	Allowances

Allowance for doubtful receivables

Estimated uncollectible amounts are accounted for based mainly on the current economic conditions, inherent risks, the financial position of the relevant debtor and the past record.

Retirement and severance benefits

ASC 715 “Compensation – Retirement Benefits” is applied. Unrecognized prior service benefits & cost and actuarial gain or loss, which are posted under “other total comprehensive loss” are amortized by the straight-line method over the average remaining service years of active employees.

7.	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.

8.	Changes in Accounting Principles

Effective April 1, 2010, the Company adopted the provisions of ASC 860 “Transfers and Servicing,” as amended by Accounting Standards Update (hereinafter “ASU”) 2009-16 “Accounting for Transfers of Financial Assets.” This provision eliminated the concept of the qualifying special-purpose entity and the exception from accounting as a variable interest entity that applied to qualifying special-purpose entities. The Company has also adopted the provisions of ASC 810 “Consolidation,” as amended by ASU 2009-17 “Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities.” This provision requires that the decision of whether or not to consolidate an entity be based on a qualitative assessment of the power to direct the activities that most significantly impact the entity’s economic performance. The adoption of these provisions has affected the Company’s financial position as of April 1, 2010, resulting in the increase of total assets by JPY 670,558 million, the increase of total liabilities by JPY 688,477 million and the decrease of total equity by JPY 17,919 million.

(Notes to Consolidated Balance Sheet)

1.	Financial assets transferred to consolidated securitization entities and Non-recourse borrowings of consolidated securitization entities

The Company has adopted the amended provisions of ASC 810 “Consolidation” of FASB, and has accordingly consolidated the special-purpose entities, including trusts, which had been used primarily for the securitization of lease and mortgage loan receivables. As a result, the Company recorded assets transferred to said special-purpose entities, which had not been recognized on the consolidated balance sheet prior to the adoption of the amended provision, as financial assets transferred to consolidated securitization entities; while the Company also separately recorded previously unrecognized liabilities associated with borrowings by the special-purpose entities and the issue of trust beneficiary rights as non-recourse borrowings of consolidated securitization entities. Financial assets transferred to consolidated securitization entities, in effect, will be used exclusively for the repayment of non-recourse borrowings of consolidated securitization entities.

2.	Deferred tax assets included in “Other current assets” and “Other assets” are JPY130,733 million and JPY130,862 million, respectively. Deferred tax liabilities included in “Other current liabilities” and “Other liabilities” are JPY8,526 million and JPY101,870 million, respectively.

3.	Accumulated other comprehensive loss of JPY493,062 million includes: loss on foreign currency translation adjustments of JPY252,206 million, loss on pension liability adjustments of JPY256,566 million, net unrealized holding gain on available-for-sale securities of JPY16,905 million and loss on cash flow hedges of JPY1,195 million.

4.	Collateralized assets: Cash and cash equivalents of JPY1,425 million, other current assets of JPY896 million, investments and advances of JPY562 million, land of JPY1,684 million, buildings of JPY4,664 million, machinery and equipment of JPY14,940 million, and other assets of JPY12 million.

Secured debts: Short-term debt of JPY1,339 million, current portion of long-term debt of JPY71 million, accounts payable of JPY295 million, advances received of JPY1,417 million, other current liabilities of JPY64 million, and long-term debt of JPY8,134 million.

5.	Allowance deducted directly from assets: JPY40,958 million from current assets, JPY4,527 million from investments and advances, JPY464 million from financial assets transferred to consolidated securitization entities, and JPY10,205 million from other assets.

6. Notes discounted	JPY3,593 million
Notes endorsed	JPY1,851 million
Guarantees	JPY471,409 million
Transferred export receivables with recourse obligations	JPY7,382 million

(Note to Consolidated Statement of Operations)

Income taxes of JPY129,075 million includes current tax expense of JPY125,123 million and deferred tax expense of JPY3,952 million.

(Notes to Consolidated Statement of Stockholders’ Equity)

1.	Class and number of issued shares and treasury stocks at end of year

(1) Issued shares	Common stock	4,520,144,964 shares
(2) Treasury stocks	Common stock	2,544,077 shares

2.	Cash dividends

(1) Total amount of cash dividends	JPY22,580 million
(2) Cash dividends of which record date falls in fiscal 2010 and of which effective date falls in fiscal 2011
a. Total amount of cash dividends	JPY13,553 million
b. Dividends per share	JPY3
c. Record date	March 31, 2011
d. Effective date	May 31, 2011

3.	Class and number of shares to be issued upon exercise of stock acquisition rights (excluding those of which exercise date has not arrived) at end of year

Common stock	313,438,485 shares

(Notes on Financial Instruments)

1.	Status of Financial Instruments

The Company and its subsidiaries, in an endeavor to optimize the capital efficiency of their business activities through efficient management of operating funds, include highly liquid short-term investments, which mature within three months of the date of acquisition and pose little risk of fluctuation in value, in “cash equivalents” as immediately available financial resources.

Customer credit risk regarding receivables is managed based mainly on the current economic conditions, inherent risks, the financial position of the relevant customer and the past record.

Investments in available-for-sale securities mainly comprise equity securities, which are managed by constantly tracking the market value in the case of listed stocks and the financial position of the entity subject to investment in the case of unlisted stocks.

Short-term and long-term debts were used mainly to fund business operations and capital expenditures.

As regards derivatives, foreign currency and interest rate risks are managed by constantly measuring and assessing the net exposures thereto, as well as by examining effective hedging relationships. Further, derivatives are not held for investment purposes as a matter of basic policy.

“Subordinated interests retained in securitizations” are partial interests in receivables, which were securitized for the purpose of diversifying the means of procuring capital, retained by the Company and subsidiaries pursuant to the agreement with the assignee of said receivables.

2.	Market Value, etc. of Financial Instruments

Information on the estimated fair value of financial instruments held by the Company and its subsidiaries as of March 31, 2011 is as follows:

	Consolidated Balance Sheet Amount (Millions of yen)	Estimated Fair Value (Millions of yen)
Available-for-sale securities
Short-term investments	16,598	16,598
Investments and loans receivable	180,232	180,232
Financial assets transferred to consolidated securitization entities	186,742	196,543
Derivatives (assets)	22,057	22,057
Subordinated interests retained in securitizations	34,066	34,066
Long-term debt	1,638,529	1,696,772
Liabilities associated with the consolidation of securitization entities	410,434	413,519
Derivatives (liabilities)	10,988	10,988

The premises and methods for estimating fair values are as follows:

Cash and cash equivalents, trade receivables, short-term debt, trade payables:

The consolidated balance sheet amounts approximate the estimated fair values due to their short maturity.

Available-for-sale securities:

The market value of the relevant available-for-sale security or the market value of an available-for-sale security similar thereto is mainly used as the estimated fair value. On the rare occasion that a key indicator for the measurement of the relevant fair value is not observable, pertinent information provided by financial institutions is verified mainly by the income approach or the market approach for use as the estimated fair value. Since fair value measurement involves excessive cost in the case of unlisted stocks, due to the absence of market values therefore, fair value estimates are not provided for such stocks as a general rule. The consolidated balance sheet amount for such unlisted stocks as of March 31, 2011 was JPY48,144 million.

Financial assets transferred to consolidated securitization entities:

In terms of the portion corresponding to the transferred mortgage loan receivable, the present value of future cash flow is used as estimated fair value.

Derivatives:

The market rate of respective derivatives is used as the estimated fair value.

Subordinated interests retained in securitizations:

The present value of future cash flows from subordinated interests retained mainly in securitization of leases subject to relatively long original contracts is used as the estimated fair value.

Long-term debt and liabilities associated with the consolidation of securitization entities:

The market value of the relevant debt or the present value of future cash flows based on the interest rate applicable to an additional debt of the same form is used as the estimated fair value.

(Note to Per Share Information)

Hitachi, Ltd. stockholders’ equity per share            JPY318.73

Net income attributable to Hitachi, Ltd. per share     JPY52.89

3. Consolidated Statements of Cash Flows (Supplementary Information)

	Years ended March 31
	2011	2010
	(Millions of yen)
1. Cash flows from operating activities
Net Income (loss)	303,126	(84,391)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	382,732	441,697
Amortization	115,037	116,065
Net loss on sale of investments in securities and other	(72,987)	(6,061)
Decrease (Increase) in receivables	121,606	(138,785)
Decrease (Increase) in inventories	(171,275)	205,848
Increase in payables	47,512	62,295
Other	115,803	201,631

Net cash provided by operating activities	841,554	798,299

2. Cash flows from investing activities
Purchase of property, plant and equipment, net	(227,033)	(265,438)
Purchase of intangible assets, net	(95,500)	(85,092)
Purchase of tangible assets and software to be leased, net	(248,580)	(248,669)
Proceeds from sale (purchase) of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation, net	25,386	(129,579)
Collection of investments in leases	286,356	172,327
Other	(975)	25,856

Net cash used in investing activities	(260,346)	(530,595)

Free Cash Flows	581,208	267,704

3. Cash flows from financing activities
Decrease in interest-bearing debt	(535,469)	(459,488)
Proceeds from issuance of common stock	—	252,420
Dividends paid to stockholders	(22,466)	(134)
Dividends paid to noncontrolling interests	(19,575)	(24,852)
Other	(6,666)	(270,290)

Net cash used in financing activities	(584,176)	(502,344)

4. Effect of consolidation of securitization entities upon initial adoption of new accounting guidance	12,030	—

5. Effect of exchange rate changes on cash and cash equivalents	(31,836)	4,298

6. Net decrease in cash and cash equivalents	(22,774)	(230,342)

7. Cash and cash equivalents at beginning of year	577,584	807,926

8. Cash and cash equivalents at end of year	554,810	577,584

4. Notes to Unconsolidated Financial Statements

(Notes on Important Accounting Policy)

1.	Inventories

Finished goods, semi-finished goods and work in process: Stated at cost. Cost is determined by the specific identification method or the moving average method. (The figures shown in the Balance Sheet have been calculated in accordance with the write-down approach based on decline in profitability.)

Raw materials: Stated at cost. Cost is determined by the moving average method. (The figures shown in the Balance Sheet have been calculated in accordance with the write-down approach based on decline in profitability.)

2.	Securities

Affiliated companies’ common stock and investments in affiliated companies are stated at cost. Cost is determined by the moving average method.

Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized holding gains on securities.” The cost of other securities sold is computed based on the moving average method.

Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

3.	Derivatives

Derivatives are stated at fair value.

4.	Depreciation of tangible fixed assets (excluding lease assets)

Buildings: Straight-line method.

Other tangible fixed assets: Declining-balance method.

5.	Depreciation of intangible fixed assets (excluding lease assets)

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Other intangible fixed assets: Straight-line method.

6.	Depreciation of lease assets

Financial leases other than those that are deemed to transfer the ownership of the leased property to the lessee: Depreciation is calculated by the straight-line method with no residual value, using the lease term as useful life.

Of the financial leases other than those that are deemed to transfer the ownership of the leased property to the lessee, leases commencing on or before March 31, 2008 are accounted for based on accounting methods applied to ordinary lease transactions.

7.	Allowances

Allowance for doubtful receivables:

Estimated uncollectible amounts are accounted for based on loan loss ratios in the case of general receivables and based on case-by-case examination of collectibility in the case of specific receivables including doubtful receivables.

Warranty reserve:

In order to prepare for expenditures related to after-sales product services, estimated in-warranty service costs are accounted for based on past records.

Reserve for loss on construction contracts:

In order to provide for losses relating to construction contracts and made-to-order software, an estimated loss for subsequent fiscal years is accounted for.

Reserve for loss on disasters

In order to provide for payments required to restore assets devastated in the Great East Japan Earthquake, the estimated loss to be paid for in subsequent fiscal years is accounted for.

Accrued pension liability:

Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets as of the end of this fiscal year.

Prior service cost is amortized by the straight-line method over the estimated average remaining service years of employees. Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from the next fiscal year.

Reserve for loss on repurchasing computers:

Projected loss on previously rented computers being returned is accounted for based on past records.

Reserve for retirement benefits for senior executives:

In order to provide for the payment of retirement benefits to senior executives, corporate officers, and the like, the Company accounted for the amount of payment required as of the end of this fiscal year according to the stipulations in the Company’s internal rules.

Decisions were made at the Compensation Committee meetings held on December 18, 2007 and March 26, 2008 to abolish the retirement allowance system and to pay the retirement allowance for the applicable period to senior executives, corporate officers, and the like at the time of their retirement, subject to resolutions of the Compensation Committee following decisions on their retirement.

Reserve for loss on guarantees:

In order to provide for losses relating to guarantees, an estimated loss is accounted for in view of the financial conditions and the like of the parties guaranteed.

Reserve for loss on business of affiliated companies:

In order to provide for losses relating to the business of affiliated companies, the amount the Company is expected to bear in excess of the amounts invested in, loaned to, and guarantees for such companies is accounted for.

8.	Accounting standard for income and expenses

Accounting standard for income on construction contracts and made-to-order software:

Income is accounted for on the percentage of completion basis for progress made by the end of the relevant fiscal year, if said progress is deemed certain to yield results (as a general rule, the estimated percentage of progress is obtained by the cost-to-cost method). Income is accounted for on the completion basis in all other cases.

9.	Consumption tax

Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.

10.	Hedge accounting

Deferral hedge accounting is employed.

11.	Changes in accounting policy

Effective April 1, 2010, the Company adopted the “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and the “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008). Both operating income and ordinary income decreased by JPY 124 million, respectively, and income before income taxes decreased by JPY 1,285 million, as a result of this change.

(Notes to Unconsolidated Balance Sheet)

1.	Collateralized assets

(Millions of yen)
Type of asset	Year-end book value	Description
Affiliated companies’ common stock	71	Collaterals for borrowings by affiliated companies
Investments in securities	8	Collaterals for borrowings by investees
Long-term loan receivables	106	Collaterals for borrowings by affiliated companies and investees

Total	185

2.	Accumulated depreciation of tangible fixed assets

	Buildings	JPY	176,653 million
	Structures	JPY	27,913 million
	Machinery	JPY	302,611 million
	Vehicles	JPY	1,321 million
	Tools and equipment	JPY	227,475 million
	Lease assets	JPY	4,279 million

3.	Guarantees

(Millions of yen)
Guarantee	Year-end balance	Description
Hitachi East Asia Ltd.	2,660	Guarantee for a borrowing of USD32 million from Japan Bank for International Cooperation
Kohki Railway Systems, Ltd.	1,600	Joint and several guarantee for East Japan Railway Company (“JR East”) pursuant to the “Agreement on License to Execute and Use Patents, etc.” between JR East and Kohki Railway Systems
Other	141	Guarantee for borrowings from financial institutions, etc.

Total	4,402

In addition to the foregoing, the Company has entered into an agreement with each of the following overseas affiliated companies on maintaining their finances in a sound condition, etc., mainly to enhance their credit in order to support their financing activities:

Hitachi America Capital, Ltd., Hitachi International (Holland) B.V., Hitachi International Treasury Ltd., Hitachi (China) Finance Co., Ltd. and Hitachi Power Europe GmbH

4.	Short-term receivables from affiliated companies	JPY	758,734 million
	Long-term receivables from affiliated companies	JPY	94,862 million
	Short-term payables to affiliated companies	JPY	1,017,250 million
	Long-term payables to affiliated companies	JPY	7,146 million

(Notes to Unconsolidated Statement of Operations)

1.	The JPY4,305 million in gain on exchange from business combination is the difference between the money received by the Company due to the merger of the Company’s subsidiaries, Sun Crea, Ltd and Builcare Business Co., Ltd., and the carrying amount of the shares of Sun Crea, Ltd, the non-surviving company.

2.	The JPY10,264 million in loss on disaster is the amount of loss from assets devastated in the Great East Japan Earthquake and expenses required for restoration thereof less the estimated insurance payment receivable, and the amount of fixed costs while operations were shutdown. The expenses required for restoration include the provision for reserve for loss on disasters.

3.	The JPY1,377 million in loss on exchange from business combination is the loss associated with the merger of the Company’s affiliate, Casio Hitachi Mobile Communications Co., Ltd. with NEC CASIO Mobile Communications, Ltd., as the surviving company and as a result, Casio Hitachi Mobile Communications was excluded from the affiliated companies of the Hitachi Group.

4.	Sales to affiliated companies	JPY	563,393 million
	Purchases from affiliated companies	JPY	1,068,390 million
	Non-operating transactions with affiliated companies	JPY	19,816 million

(Note to Unconsolidated Statement of Changes in Stockholders’ Equity etc.)

Matters related to Class and Number of Treasury Stock

	(Shares)
Class	Number of shares
	At end of previous year	Increase during year	Decrease during year	At end of year
Common stock	43,891,177	456,705	41,926,879	2,421,003

(Summary of Reason for Change)

The increase this fiscal year by 456,705 shares is due to the purchase of 451,939 shares from less-than-one unit shareholders at their request, the purchase pursuant to Article 797, Paragraph 1 of the Companies Act of 3,000 shares from shareholders opposing the share exchange with Hitachi Plant Technologies, Ltd., and the acquisition of 1,766 shares, the equivalent of the total number of fractional shares arising from the share exchanges with Hitachi Maxell, Ltd. and with Hitachi Plant Technologies, Ltd. The decrease this fiscal year by 41,926,879 shares is due to the disposal of 41,786,638 shares as considerations of the share exchanges with Hitachi Maxell, Ltd. and with Hitachi Plant Technologies, Ltd. and the sale of 140,241 shares to less-than-one-unit shareholders at their request.

(Note on Accounting for Deferred Taxes)

The major cause of deferred tax liabilities was unrealized holding gains on securities.

(Note on Leased Fixed Assets)

In addition to the capitalized fixed assets, as significant equipment, the Company utilizes power generation equipment under lease arrangements.

(Note on Transactions with Related Parties)

	(Millions of yen)
Attribute	Name of company etc.	% of voting rights held	Relationship with the related parties	Description of transaction	Transaction amount	Classification	Year-end balance
Subsidiary	Builcare Business Co., Ltd.	Indirect: 100.0%	Sale of the Company’s products	Receipt of payment on merger (Note 1) Amount received Exchange profit	4,644 4,305	—	—
Subsidiary	Viviti Technologies Ltd.	Direct: 100.0%	—	Underwriting capital increase (Note 2)	101,719	—	—
Subsidiary	Hitachi Power Europe GmbH	Direct: 60.0% Indirect: 40.0%	Sale of the Company’s products	Loan (Note 3)	(2,572)	Long-term loan receivables	41,149
Subsidiary	Hitachi Solutions, Ltd.	Direct: 100.0%	Outsourcing of the Company’s information systems and software development	Information systems and software development, etc. (Note 4)	72,862	Account payable	34,486

(Millions of yen)

Attribute	Name of company etc.	% of voting rights held	Relationship with the related parties	Description of transaction	Transaction amount	Classification	Year-end balance

Subsidiary	Hitachi Plasma Display Limited	Direct: 100.0%	Loans, etc.	Loan (Note 5)	(946)	Short-term loan receivables	133,820
				Loan (Note 6)	(12,740)
				Interest received (Note 5)	0
				Interest received (Note 6)	632
				Deposit received (Note 5)	—	Deposit	—
				Interest paid (Note 5)	0

Subsidiary	Hitachi Asset Funding Corporation	Direct: 100.0%	Loans based on the pooling system	Loan (Note 5)	(41,704)	Short-term loan receivables	133,738
				Interest received (Note 5)	318

Subsidiary	Hitachi Displays, Ltd.	Direct: 75.1%	Outsourcing of facility maintenance to the Company	Loan (Note 5)	(56,938)	Short-term loan receivables	42,779
				Interest received (Note 5)	218

Subsidiary	Hitachi Appliances, Inc.	Direct: 100.0%	Purchase of Hitachi Appliance products	Loan (Note 5)	8,119	Short-term loan receivables	38,216
				Interest received (Note 5)	137

Subsidiary	Hitachi Life, Ltd.	Direct: 78.2% Indirect: 21.8%	Outsourcing of the management of the Company’s welfare facilities	Loan (Note 5)	14,500	Long-term loan receivable	28,500
				Interest received (Note 5)	155
				Loan (Note 5)	(9,084)	Short-term loan receivables	3,265
				Interest received (Note 5)	60
				Deposit received (Note 5)	—	Deposit	—
				Interest paid (Note 5)	0

Subsidiary	Chuo Shoji, Ltd.	Direct: 100.0%	Outsourcing of the management of the Company’s welfare facilities	Loan (Note 5)	26,822	Short-term loan receivables	30,000
				Interest received (Note 5)	142
				Deposit received (Note 5)	402	Deposit	402
				Interest paid (Note 5)	0
				Loan (Note 5)	(30,000)	Long-term loan receivable	—
				Interest received (Note 5)	—

Subsidiary	Hitachi Capital Corporation	Direct: 58.5% Indirect: 2.2%	Leasing equipment and devices to the Company, leasing and sale on credit of the Company’s products	Deposit received (Note 5)	(97,694)	Deposit	87,608
				Interest paid (Note 5)	445

Subsidiary	Hitachi High- Technologies Corporation	Direct: 51.6% Indirect: 0.1%	Sale of the Company’s products	Deposit received (Note 5)	3,491	Deposit	78,937
				Interest paid (Note 5)	198

Subsidiary	Hitachi Building Systems Co., Ltd.	Direct: 100.0%	Sale of the Company’s products	Deposit received (Note 5)	6,168	Deposit	62,396
				Interest paid (Note 5)	120

Subsidiary	Hitachi Kasei Business Service Co., Ltd.	Indirect: 100.0%	Sale of the Company’s products	Deposit received (Note 5)	(7,055)	Deposit	54,082
				Interest paid (Note 5)	136

Subsidiary	Hitachi Kokusai Electric Inc.	Direct: 51.8% Indirect: 0.6%	Purchase of Hitachi Kokusai Electric products	Deposit received (Note 5)	5,118	Deposit	33,299
				Interest paid (Note 5)	78

(Millions of yen)
Attribute	Name of company etc.	% of voting rights held	Relationship with the related parties	Description of transaction	Transaction amount	Classification	Year-end balance

Subsidiary	Hitachi-GE Nuclear Energy, Ltd.	Direct: 80.0%	Sale of the Company’s products	Deposit received (Note 5)	(52,114)	Deposit	12,444
				Interest paid (Note 5)	76

Affiliate	Renesas Electronics Corporation	Direct: 30.6%	Outsourcing of research and development to the Company	Underwriting capital increase	43,065	—	—

The Company’s Directors, Executive Officers or employees concurrently hold position of directors or officers at above companies, with the exception Builcare Business Co., Ltd., Hitachi Plasma Display Limited. and Hitachi Kasei Business Service Co., Ltd.

Terms of Transactions, Policy on Determining Terms of Transactions, etc.

Notes:	1.	This is a payment of JPY387 per share granted for the merger with Sun Crea, Ltd which is a subsidiary of the Company considering the evaluation of business values by a third party institution.
	2.	The Company underwrote the allocation of new shares by Hitachi Global Storage Technologies Holdings Pte. Ltd. in the form of contribution in kind of the shares of Hitachi Global Technologies Netherlands B.V. Hitachi Global Storage Technologies Holdings Pte. Ltd. changed its company name to Viviti Technologies Ltd. in this fiscal year.
	3.	This is a subordinated loan granted for repayment of the principal and payment of interests by December 18, 2013 and December 24, 2014. The interest rate was determined with due consideration to market interest rates. The transaction amount of the loans indicates a change from the balance in the end of previous fiscal year.
	4.	The terms related to the development of information systems and software are determined based on price negotiations.
	5.	These are loans or deposits made based on the pooling system wherein the funds of affiliated companies are concentrated at the Company to be loaned to affiliated companies who have financing needs. The interest rates on loans and deposits are determined with due consideration to market interest rates. The transaction amounts indicate the increase or decrease from the balance at the end of the previous fiscal year.
	6.	This is a loan by a sight bill. The interest rate was determined with due consideration to market interest rates. The transaction amounts indicate the increase or decrease from the balance at the end of the previous fiscal year.

(Note to Per Share Information)

Net assets per share             JPY208.30

Net income per share            JPY14.23

5. Transcript of Accounting Auditors’ Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 10, 2011

To	Mr. Hiroaki Nakanishi, President

Hitachi, Ltd.

Ernst & Young ShinNihon LLC

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Hitoshi Matsuoka

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA     Koichi Tsuji

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Takashi Ouchida

We have audited the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity, and the notes to the consolidated financial statements of Hitachi, Ltd. for the business year ended March 31, 2011 pursuant to Article 444, Paragraph 4 of the Companies Act. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinion thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the consolidated financial statements or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinion. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion, the consolidated financial statements referred to above presented fairly, in every significant aspect, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period of the consolidated financial statements in accordance with the accounting principles generally accepted in the United States, pursuant to the provision of Article 3, Paragraph 1 of the Supplementary Provisions of the Regulations of Companies’ Financial Statements (Ordinance of the Ministry of Justice No. 46 of 2009) (See Item 1 of the “Notes concerning Important Matters for Basis of Presentation of Consolidated Financial Statements” in the “Notes to Consolidated Financial Statements”).

Additional Information

As indicated in “8. Changes in Accounting Principles” of Notes on Important Matters for Basis of Presentation of Consolidated Financial Statements in Notes to the Consolidated Financial Statements, the Company adopted the provisions of the Accounting Standards Codification (ASC) 860 “Transfers and Servicing” of the U.S. Financial Accounting Standards Board (FASB) as amended by Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets” and the provisions of ASC 810 “Consolidation,” as amended by ASU 2009-17 “Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities” effective April 1, 2010.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Act.

6. Transcript of Audit Committee’s Audit Report on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Audit Committee of the Company, audited the consolidated financial statements of the Company (the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity, and the notes to consolidated financial statements) during the 142nd business term (from April 1, 2010 to March 31, 2011). We hereby report as follows on the method and result thereof:

1. Method of Audit

We received reports from the Executive Officers and others in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee, on the consolidated financial statements, and requested explanations as necessary. Further, we monitored and examined whether the Accounting Auditors maintained their independence and performed their auditing duties adequately, as well as received reports from the Accounting Auditors on the performance status of their duties, and requested explanations as necessary. We also received a notice from the Accounting Auditors to the effect that “structures for ensuring that duties are appropriately performed” (matters stipulated in each item under Article 131 of the Regulations of Companies’ Financial Statements) were being developed pursuant to the “Quality Management Standards for Auditing” (Business Accounting Council, October 28, 2005) and requested explanations as necessary.

We examined the consolidated financial statements for this business term in accordance with the foregoing method.

2. Result of Audit

We are of the opinion that the method and result of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon LLC, are appropriate.

May 11, 2011

Audit Committee, Hitachi, Ltd.
Tadamichi Sakiyama (Standing) Michiharu Nakamura (Standing) Yoshie Ota Akihiko Nomiyama Kenji Miyahara

Note:	Ms. Yoshie Ota, Mr. Akihiko Nomiyama and Mr. Kenji Miyahara are outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

FOR IMMEDIATE RELEASE

Schedule for Transfer of Hitachi’s Hard Disk Drive Business

to Western Digital

Tokyo, Japan, May 31, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501, “Hitachi”) announced today that Hitachi and Western Digital Corporation (NYSE: WDC, “WD”) now expect to close the transaction to transfer Hitachi’s hard disk drive business to WD in the quarter ending December 2011. This is as a result of the European Commission’s recent determination to enter a Phase II review of the transaction.

On March 7, 2011, Hitachi and WD entered into a definitive agreement to transfer all shares of Hitachi Global Storage Technologies’ holding company, Viviti Technologies Ltd. to WD, which is subject to customary closing conditions, including regulatory approvals.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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